UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 26, 2014

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐    Yes             ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: 11/26/2014	By:	/s/ Gil Kotler
	Name:	Gil Kotler
	Title:	Senior Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Gazit-Globe Ltd’s Q3 2014 Financial Report, originally filed on November 25, 2014

Exhibit 99.1

November 25, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –Q3 2014 Financial Report

Below please find the Company’s Third Quarter 2014 Financial Report as originally filed in Israel on November 25, 2014, translated into English. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

FINANCIAL REPORT as of September 30, 2014:

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the period ended September 30, 2014

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the Directors’ Report of the Company for the period ended September 30, 2014:

1.         The Company and its Operations

1.1.           Introduction

The Company, through its investees1 (collectively: the “Group”), is the owner, operator and developer of income-producing properties in North America, Europe, Israel and Brazil. The Group focuses mainly on the supermarket-anchored shopping centers sector in urban growth markets. In addition, the Group operates in the medical office buildings sector in the United States, as well as in development and construction of primarily residential projects in Israel and in Central and Eastern Europe. Furthermore, the Group continues to explore and realize business opportunities by acquiring properties and/or companies that operate within its core business or similar fields (including with partners), both in regions where it currently operates and also in new regions.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE” or the “TA Stock Exchange”), on the New York Stock Exchange (“NYSE”), and on the Toronto Stock Exchange (“TSX”), all under the ticker symbol “GZT”.

The Company’s policy, as undertaken over the years, is to focus on growing its cash flow through the proactive management of its properties. Company management believes that the long-term ownership of its properties, together with the implementation of this policy, will increase the return for shareholders.

1.2.           Group Properties

As of September 30, 2014 (the “Reporting Date”), the Group owns and manages 540 properties, as follows:

•           521 shopping centers and medical office buildings of various sizes

•           10 shopping centers under development

•           9 other properties

The above properties have a gross leasable area (“GLA”) of 6.4 million square meters. The properties are presented in the Company’s books at their fair value of NIS 57.4 billion (NIS 77.1 billion, assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the value of properties managed by the Group) and generate gross annual rental income (based on the properties owned and based on currency exchange rates as of September 30, 2014) of NIS 4.9 billion (NIS 6.7 billion, assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the rental income from the properties managed by the Group).

In the United States, the Company operates mainly through Equity One Inc. (“EQY”), a public company listed on the NYSE. EQY is a REIT for U.S. tax purposes. As of September 30, 2014, the Company owns 43.9% of EQY’s share capital. EQY’s properties are located primarily in growing metropolitan areas in the southeastern United States, mainly in Florida, in the northeastern United States, mainly in the area of New York State, in Boston, Massachusetts and in Connecticut, and on the West Coast of the United States, mainly in California. EQY owns2 126 income-producing properties (121 shopping centers and 5 other properties), with a total GLA of 1.5 million square meters, as well as a shopping center under development.

____________________________

1     Reference to investees includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are presented according to the equity method.

2     Includes jointly controlled properties.

In addition, EQY partly owns, through joint ventures (10%/20%), and manages 12 shopping centers and another income-producing property in the United States, with a total GLA of 177 thousand square meters.

The Company also operates in the United States through ProMed Properties Inc. (“ProMed”) (100%), which is engaged in the medical office buildings sector and owns 4 medical office buildings in the United States, with a total GLA of 38 thousand square meters. For details regarding the sale of medical office buildings in the reporting, refer to section 11.3 of the Update to the Description of the Company’s Business Report.

In Canada, the Company operates through First Capital Realty Inc. (“FCR”), a public company listed on the TSX. As of September 30, 2014, the Company owns 44.1% of FCR’s share capital. FCR’s properties are located primarily in the provinces of Ontario, Quebec, Alberta and British Columbia. FCR owns 158 shopping centers in Canada, with a total GLA of 2.2 million square meters, as well as 5 shopping centers under development and land for future development.

In Brazil, the Company operates in the shopping centers sector through Gazit Brazil Ltda. (“Gazit Brazil”) (100%). As of September 30, 2014, Gazit Brazil owns 5 commercial income-producing properties with a total GLA of 47 thousand square meters one shopping center under development and land parcel.

In Northern Europe, the Company operates through Citycon Oyj. (“CTY”), a public company, whose shares are listed on the Helsinki Stock Exchange (OMX). As of September 30, 2014, the Company owns 42.2% of CTY’s share capital. CTY operates in Finland, Sweden, Estonia, Lithuania and Denmark and owns1 66 shopping centers and other retail properties of various sizes, with a total GLA of 1.0  million square meters, as well as a shopping center under development.

In Central and Eastern Europe, the Company operates through Atrium European Real Estate Limited (“ATR”), a jointly controlled company that is presented according to the equity method and that is listed on the Vienna Stock Exchange, Austria and on the NYSE Euronext Stock Exchange, Amsterdam. As of September 30, 2014, the Company owns 39.8% of ATR’s share capital2. ATR operates primarily in Poland, the Czech Republic, Russia and Slovakia. It owns 151 income-producing shopping centers and other retail properties of various sizes, with a total GLA of 1.3 million square meters, and land for future development.

In addition, the Company also operates in Germany in the shopping centers sector, through subsidiaries (“Gazit Germany”) (100%). As of September 30, 2014, Gazit Germany owns 5 shopping centers and one other income-producing property, with a total GLA of 71 thousand square meters.

In Israel, the Company operates through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) (84.7%, 75% on a fully diluted basis), which is engaged in the acquisition, development and management of shopping centers, and owns 10 income-producing shopping centers in Israel, with a total GLA of 126 thousand square meters, and 2 properties under development, as well as land plots for future development. Gazit Development is also active in Bulgaria and Macedonia through subsidiaries (“Gazit Development (Bulgaria)”), where it owns a shopping center with a GLA of 7 thousand square meters and land for future development.

In addition, Gazit Development also owns, through subsidiaries, 84.9% of the share capital of U. Dori Group Ltd. (“Dori Group”), a public company listed on the TA Stock Exchange. Dori Group is primarily engaged in the development and construction of mainly residential projects in Israel and in Central and Eastern Europe, both as developer and as operating contractor (including through a 59.7% interest in U. Dori Construction Ltd. ("Dori Construction"), which is also a public company listed on the TA Stock Exchange, that is engaged in the field of performed construction work). Dori Group also owns indirectly 11.25% of Dorad Energy Ltd., which operates an electricity generating power station in the Ashkelon region of Israel. For details regarding an investment in Dori Group by Gazit Development (the vast majority of which will be used for investment in Dori Construction), refer to Note 3c6 to the financial statements.

____________________________

1     Includes jointly controlled properties.

2    The Company has a shareholders’ agreement with CPI, a Real Estate fund that is part of the Apollo Global real estate Management L.P. Group (“CPI”) that owns, to the best of the Company’s knowledge, 13.9% of the share capital of ATR.

The regions (marked  ) where the Company operates are shown on the following map:

Other publicly accessible data concerning the Group, including presentations, supplemental information packages regarding assets, liabilities and other information (such information does not constitute part of this report and is not included by way of reference), can be found on the Company’s internet website – www.gazit-globe.com, and the internet websites of the Group’s public companies:

www.equityone.net

www.firstcapitalrealty.ca

www.citycon.fi

www.aere.com

www.dori.co.il

1.3.           Effects of the Financial Crisis and the Volatility in the International Capital Markets

The implications of the economic crisis that began in 2007 on the markets in which the group operates have already caused, inter alia, a certain but not material amount of adverse effect on cash flows from the Group’s properties and an increase in cash flow capitalization rates. These factors resulted in the fair value of the Group’s properties depreciating in 2008 and 2009. During 2010 and the beginning of 2011, it was evident that the effects of the crisis that began in 2007 were moderating. This notwithstanding, recently there has been greater volatility and uncertainty in the global financial markets, with this apparently stemming from the economic disquiet and concerns in Europe. The impact of the aforementioned volatility and uncertainty is mainly reflected, as of the approval date of the reports, on the prices of European companies’ shares (that have been trading for a long period at below their net asset value).

As of September 30, 2014, the Company is reporting stability in occupancy rates in Group properties and an increase in average rental rates, and no significant delinquencies in rent payments that could materially affect the Group’s rental revenues. The Company assesses that it will be able to continue financing its current operations and its investment activities from the Group’s existing financing sources, namely the Group’s liquid balances, its cash flows, issuances of equity and debt in the various capital markets in which the Group operates, and its unutilized approved revolving credit facilities.

Notwithstanding the situation described above, a renewed outbreak, particularly in Europe, of the global financial crisis referred to above could affect the Group’s operations, its results and its financial position, including in the event of a decline in its operating results and cash flows, a fall in the value of the shares of the Group’s public companies, and the ability of the Group companies to raise equity and debt from the capital markets and lenders. It could also cause a decline in the fair value of the investment property and investment property under development of the Group.

The Company’s assessments regarding the impact of the aforementioned events on its operations, revenues, profits, debt- and equity-raising ability and financial position are not certain nor are they under the Company’s control; they therefore constitute forward-looking statements. These assessments are based on facts and data with respect to the present position of the Company and its business, the present position of its fields of operation and the markets in which it operates, and macro-economic facts and data, all as known to the Company on the date of approval of the financial statements. In addition, the Company’s said assessments are based to a material extent on its present expectations and assessments with respect to future developments in each of the said parameters, and their inter-relationship. The Company cannot be certain that its assessments will indeed be realized since it is subject to external influences that cannot be assessed in advance and that, as stated above, are not under its control.

1.4.           Restatement

The data as of September 30, 2013 and for the periods of nine and three months then ended which are included in these financial statements have been restated in order to retrospectively reflect the correction of an error in the financial statements of the subsidiary Dori Construction, as a result of a material deviation in the estimates of anticipated revenues and costs of projects being performed (the “Estimates”). Part of the deviation amount should have been reflected in the Estimates used by Dori Construction for prior reporting periods, accordingly Dori Construction and the Company have restated their financial statements for prior periods, the earliest of which is the fourth quarter of 2012, as detailed in Note 2f to the financial statements.

For details regarding the effect of the correction on the financial statements, refer to Note 8 to the financial statements.

For a disclosure regarding an assessment by the Company’s management and Board of Directors concerning the effect of the restatement on the evaluation of effectiveness of the internal control, and concerning actions taken and to be taken in order to prevent the recurrence of such errors, with respect to which the data referred to above were restated refer to the Quarterly Report regarding Effectiveness of Internal Control over the Financial Reporting and the Disclosure in Accordance with Regulation 38C of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

1.5.    Highlights – Second quarter of 2014 (the "Quarter”)

(NIS in millions, other than per share data)	For the 3 months ended September 30,
	2014	2013 (*)	Change
Rental income	1,201	1,251	(4%)
NOI (Net Operating Income)	840	854	(2%)
Proportionately consolidated NOI (**)	495	528	(6%)
FFO (***)	150	147	2%
Diluted FFO per share (NIS) (***)	0.85	0.83	3%
The number of shares used in calculating the diluted FFO per share (in thousands)	176,080	176,024	-

Acquisition, construction and development of investment property (****)	1,089	536	-
Disposal of investment property (****)	1,292	153	-
Fair value gain from investment property and investment property under development, net	88	119	-
Net income (loss) attributable to equity holders of the Company	(13)	314	-
Diluted earnings per share (NIS)	(0.08)	1.78	-
Cash flows from operating activities	265	407	-
Net debt to total assets	51.5%	55.3%
Equity attributable to equity holders of the Company	7,853	7,984	-
Equity per share attributable to equity holders of the Company (NIS)	44.6	45.4	-
Net asset value per share (EPRA NAV) (NIS) (*****)	58.3	58.2	-
EPRA NNNAV per share (NIS) (*****)	39.4	42.1	-

(*)	Restated (refer to section 1.4 above) and retrospectively adjusted for implementation of a clarification to IAS 12, refer to Notes 2e, 2f and 8 to the financial statements.
(**)	The Company’s proportionate share in the NOI of Group companies, in accordance with its interest in the equity of each of the Group companies, refer to section 2.3 below.
(***)	The FFO is presented according to the management approach and in accordance with the EPRA guidance. For the FFO calculation, refer to section 2.2 below.
(****)	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method).
(*****)	Refer to section 2.4 below.

•           As of September 30, 2014, the Company and its subsidiaries had liquid balances and unutilized credit facilities available for immediate drawdown amounting to NIS 11.4 billion (NIS 3.3 billion in the Company and wholly-owned subsidiaries). In addition, as of September 30, 2014, a jointly controlled company that is presented according to the equity method had cash balances amounting to NIS 1.2 billion.

•           In the Quarter, Group companies issued debt by way of debentures in a total amount of NIS  0.2    billion.

•           In the Quarter, Group companies issued equity in a total amount of NIS  1.2       billion.

1.6.   Highlights – First nine months of 2014 (the “Reporting Period”)

(NIS in millions, other than per share data)	For the 9 months ended September 30,
	2014	2013 (*)	Change
Rental income	3,654	3,877	(6%)
NOI (Net Operating Income)	2,489	2,602	(4%)
FFO (**)	463	438	6%
Diluted FFO per share (NIS) (**)	2.63	2.58	2%
The number of shares used in calculating the diluted FFO per share (in thousands)	176,013	169,754	4%

Acquisition, construction and development of investment property (***)	2,434	2,010	-
Disposal of investment property (***)	2,015	1,777	-
Fair value gain from investment property and investment property under development, net	354	526	-
Net income attributable to equity holders of the Company	290	703	-
Diluted earnings per share (NIS)	1.63	4.13	-
Cash flows from operating activities	722	550	-

(*)	Restated (refer to section 1.4 above) and retrospectively adjusted for implementation of a clarification to IAS 12, refer to Notes 2e, 2f and 8 to the financial statements.
(**)	The FFO is presented according to the management approach and in accordance with the EPRA guidance. For the FFO calculation, refer to section 2.2 below.
(***)	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method).

•           In the Reporting Period, Group companies issued debt by way of debentures in a total amount of

    NIS 2.1    billion.

•           In the Reporting Period, Group companies issued equity in a total amount of NIS 2.2       billion.

1.7. The Company’s Major Holdings are Shown Below (Ownership Structure and Interests are as of September 30, 2014):

  _____________________________________________

1     A company jointly controlled together with CPI, which owns, to the best of the Company's knowledge, an additional 13.9% of the share capital of ATR as of September 30, 2014.

1.8. Breakdown of Net Operating Income ("NOI"), according to the Company’s operating regions1:

Q3 2014	Q3 2013

____________________________

1     As to the Company’s share (“by proportionate consolidation”), refer to section 2.3 below.

2.	Additional Information Concerning the Company’s Assets and Liabilities
2.1.	Summary of the Company’s holdings as of September 30, 2014:
Name of company	Type of security/ property	Amount (millions)	Holding interest (%)	Book value (NIS in millions)	Market value as of 30.9.2014 (NIS in millions)
EQY	Shares (NYSE)	53.9	43.9	3,113	4,305
FCR	Shares (TSX)	95.1	44.1	5,044	5,502
CTY[1]	Shares (OMX)	250.6	42.2	3,209	3,087
ATR	Shares (VSX, Euronext)	149.3	39.8	4,127	2,860
U.Dori[1]	Shares (TASE)	168.5	71.9	30	139
U.Dori[1]	Capital note	-	-	187	-
Europe	Income-producing property	-	-	710	-
Europe[2]	Property under development and land	-	-	195	-
ProMed	Income-producing property	-	-	670	-
Brazil	Income-producing property and property under development	-	-	899	-
Israel[2]	Income-producing property	-	-	2,039	-
Israel[2]	Property under development and land	-	-	214	-
Total assets		-	-	20,437	-

Below are the Company’s monetary balances (including balances of subsidiaries that are not public companies) (“expanded separate basis”) as of September 30, 2014:

			NIS in millions
Debentures[3]			11,606
Debts to financial institutions			2,409
Total debentures and debts to financial institutions (*)			14,015
Other monetary liabilities			543
Total monetary liabilities			14,558
Less - monetary assets			1,598
Less - other investments[4]			678
Monetary liabilities, net			12,282
Other liabilities[5]			302
Total liabilities, net			12,584

(*) Amortization schedule of debentures and debts to financial institutions (NIS in millions):

Year	Debentures[6]	Banks	Mortgages	Total	%
2014	48	-	114	162	1
2015	995	132	20	1,147	8
2016	986	648	21	1,655	12
2017	777	64	22	863	6
2018	1,408	188	87	1,683	12
2019	1,545	460	304	2,309	16
2020	1,205	-	16	1,221	9
2021	1,010	-	13	1,023	7
2022	907	-	84	991	7
2023	862	-	85	947	7
2024 and after	1,863	-	151	2,014	15
Total	11,606	1,492	917	14,015	100

[1]	Represents an effective indirect interest in Dori Group
[2]	Presented according to the proportionate consolidation method (84.7%).
[3]	Excludes an asset of NIS 749 million that represents the fair value of cross-currency swap derivatives, which is presented as part of the monetary assets.
[4]	Comprised primarily of the investment in private equity funds.
[5]	Includes a deferred tax provision, net in the amount of NIS 323 million, less intangible assets in the amount of NIS 21 million.
[6]	Includes private, unsecured loans from institutional investors in the total amount of NIS 652 million.

2.2.            FFO (EPRA Earnings)

As is the practice in the United States and in European countries, the Company customarily publishes information regarding the results of its operating activities in addition to, and without derogating from, the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish their “EPRA Earnings”, which is a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies. This measure is not based on generally accepted accounting principles.

EPRA Earnings are calculated as the net income attributable to the equity holders of a company after excluding non-recurring income and expenses (including gains or losses from property revaluations to its fair value), changes in the fair value of financial instruments measured through profit or loss, gains or losses on the sale of properties, and other types of gains and losses.

In the United States, where financial statements are prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), it is customary for income-producing property companies to publish their FFO results (which is the net income attributable to its equity holders, reported after excluding income and expenses of a capital nature and with the addition of the company’s share in property depreciation and other amortization), in accordance with the position paper issued by NAREIT – the U.S.-based National Association of Real Estate Investment Trusts.

EPRA Earnings are therefore similar in substance to FFO, with adjustments for the results reported under IFRS.

The Company believes that publication of FFO, which is calculated according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared according to IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies. Furthermore, pursuant to the draft regulations for anchoring the disclosure provisions for investment property activity, issued by the Israel Securities Authority in December 2013, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies, similar to the manner of calculating FFO under EPRA rules.

The measure represents the accounting net income for the period, after excluding non-recurring revenues and expenses (including gains or losses on the revaluation of properties to their fair value), gains or losses on the sale of properties, changes in the fair value of financial instruments measured through profit or loss, and other types of gains and losses. This measure is customarily used to review the performance of income-producing property companies. The required adjustments made to the accounting net income are presented in the table below.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

The table below presents the calculation of the Company’s FFO, calculated according to the recommendations of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

					For the year
	For the 9 months ended September 30,		For the 3 months ended September 30,		ended December 31
	2014	2013	2014	2013	2013
	NIS in millions (other than per share data)

Net income (loss) attributable to equity holders of the Company for the period	290	*) 703	(13)	*) 314	927

Adjustments:
Fair value gain from investment property and investment property under development, net	(354)	**)(526)	(88)	**)(119)	(962)
Capital loss (gain) on sale of investment property	48	39	29	(1)	52
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	(156)	(292)	62	(46)	(435)
Adjustments with respect to equity-accounted investees	62	6	(2)	2	60
Loss from decrease in interest in investees	1	10	-	-	11
Deferred taxes and current taxes with respect to disposal of properties	245	*) 153	47	*) 17	262
Gain from bargain purchase	-	(173)	-	(173)	(173)
Acquisition costs recognized in profit or loss	5	5	2	3	10
Loss from early redemption of interest-bearing liabilities and financial derivatives	135	145	70	-	142
Non-controlling interests' share in above adjustments	(6)	*) 116	(31)	**) 22	375

Nominal FFO	270	186	76	19	269

Additional adjustments:

CPI and exchange rate linkage differences	13	163	28	107	152
Depreciation and amortization	11	12	3	4	16
Adjustments with respect to equity-accounted investees	(3)	14	13	(5)	27
Other adjustments(1)	172	**) *) 63	30	**) *) 22	121

FFO according to the management approach	463	438	150	147	585
FFO according to the management approach per share (in NIS)	2.63	2.58	0.85	0.83	3.42
FFO according to the management approach per share (diluted) (in NIS)	2.63	2.58	0.85	0.83	3.41
Number of shares used in the basic FFO per share calculation (in thousands)(2)	175,910	169,518	175,978	175,785	171,103
Number of shares used in the diluted FFO per share calculation (in thousands)(2)	176,013	169,754	176,080	176,024	171,413

*)	Restated, (refer to section 1.4 above) and retrospectively adjusted for implementation of a clarification to IAS 12, refer to Notes 2e, 2f and 8 to the financial statements.
**)	Reclassified, refer to Note 2d to the financial statements.

1

Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of expenses and income from extraordinary legal proceedings not related to the Reporting Periods, non-recurring expenses relating to termination of engagements with senior Group officers, income and expenses from operations not related to income-producing property (including the results of Dori Group), as well as internal leasing costs (mainly salary) incurred in the leasing of properties.

2	Weighted average for the period.

2.3.            Additional information is presented below concerning the Company’s share in the value of income-producing properties owned by the Group as of September 30, 2014, based on capitalization of net operating income methodology. The presentation of this information is intended to provide additional information, based on methodology that is generally accepted in the regions in which the Group operates, which might serve as an additional method in analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. It is emphasized that this information does not in any way represent the Company’s estimate of the present or future value of its assets or shares.

			For the year
	For the 3 months ended September 30,		ended December 31
	2014	2013	2013
	NIS in millions
Rental income	1,201	1,251	5,146

Property operating expenses	361	397	1,689

NOI for the period	840	854	3,457

Less - minority's share in NOI	(438)	(414)	(1,687)

Add - Company's share in NOI of jointly controlled companies [1]	93	88	332

NOI for the period - the Group's proportionate share	495	528	2,102

NOI for the year - the Group's proportionate share	1,980[2]	2,112[2]	2,102

1	Companies that are presented according to the equity method.
2	Calculated by multiplying the NOI for the quarter by four.

The sensitivity analysis shown in the table below describes the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different capitalization rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. It should be noted that this analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionately consolidated income-producing property in accordance with the NOI for the third quarter of 2014:

Cap Rate:	6.50%	6.75%	7.00%	7.25%	7.50%
Value of income-producing property (NIS in millions) (*)	30,443	29,316	28,269	27,294	26,384

(*)            Calculated as the results of dividing the NOI by the cap rate.

New properties, properties under development and land, which have not yet started producing income and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of September 30, 2014, amounted to NIS 2,097 million.

The Group’s liabilities, net of monetary assets (according to the proportionate consolidation method) as of September 30, 2014, amounted to NIS 21,717 million.

2.4.           Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA position paper, the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by real estate companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, as reflected by the Company’s statement of financial position with certain adjustments, e.g., the exclusion of deferred taxes with respect to the revaluation of properties to their fair value and the exclusion of the fair value of financial derivatives (with the exception of financial derivatives used for currency hedging); the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial liabilities, and also with certain adjustments to the provision for deferred taxes with respect to the revaluation of properties to their fair value and with certain adjustments to the fair value of financial instruments of the kind referred to above.

In January 2014, EPRA published an update to the method for calculating the EPRA NAV and the EPRA NNNAV, which prescribes that financial derivatives used for currency hedging will not be excluded in calculating the EPRA NAV. Accordingly, in calculating the value of financial derivatives to be excluded in calculating the EPRA NAV, the Company deducts from the total value of the cross-currency swap transactions the intrinsic value of these transactions. Following the said publication, the Company has retrospectively adjusted the EPRA NAV calculation as of September 30, 2013 in the amount of NIS 964 million (NIS 5.5 per share), which is the value of the financial derivatives used for currency hedging as of September 30, 2013.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s net asset value data to be compared with those of other European real estate companies. At the same time, such data do not constitute a valuation of the Company and do not replace the data presented in the financial statements; rather, they provide an additional aspect of the Company’s net asset value (NAV) in accordance with the EPRA rules. It is clarified that such data are not audited by the Company’s independent auditors.

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:
			As of
	As of September 30,		December 31,
	2014	2013 *)	2013
	NIS in millions
EPRA NAV

Equity attributable to the equity holders of the Company, per the financial statements	7,853	7,984	7,802
Exclusion of provision for tax on revaluation of investment property to fair value (net of minority's share)	2,231	2,134	2,158
Fair value asset adjustment for financial derivatives, net[1]	(128)	(171)	(60)
Adjustments with respect to equity-accounted investees	317	299	300

Net asset value - EPRA NAV	10,273	10,246	10,200

EPRA NAV per share (in NIS)	58.3	58.2	57.9

EPRA NNNAV

EPRA NAV	10,273	10,246	10,200
Adjustment of financial liabilities to fair value	(1,915)	(1,498)	(1,460)
Other adjustments to provision for deferred taxes[2]	(1,172)	(1,193)	(1,124)
Fair value asset adjustment for financial derivatives, net	128	171	60
Adjustments with respect to equity-accounted investees	(369)	(317)	(315)

Adjusted net asset value - EPRA NNNAV	6,945	7,409	7,361

EPRA NNNAV per share (in NIS)	39.4	42.1	41.8

Issued share capital of the Company (in thousands) used in the calculation(3)	176,085	176,042	176,094

1	The amount represents the fair value less the intrinsic value of the financial derivatives.
2

This adjustment does not include a provision for deferred tax with respect to the revaluation of investment property in countries where, upon disposing of property, the Group customarily defers the payment of the capital gains tax.

3	Represents the diluted number of issued shares (in thousands), excluding treasury shares held by the Company.

*)

Retrospectively adjusted to reflect the new EPRA rules published in January 2014 as referred to in section 2.4 above restated as referred to in section 1.4 above and also retrospectively adjusted to reflect the implementation of a clarification to IAS 12, refer to Notes 2e, 2f and 8 to the financial statements.

3.                 Explanations of the Board of Directors for the Company’s Business Position, its Results of Operations, its Equity and its Cash Flows

3.1.            General

In the Reporting Period, the Group’s investments in the acquisition and development of new properties and in the redevelopment, expansion and construction of various existing properties totaled NIS 2,434 million. The effect of these investments on the operating results of the Group will be reflected in full during the rest of 2014 and thereafter.

Property activities

1)                In the Reporting Period, the Company and its subsidiaries acquired 5 income-producing properties, with a total GLA of 78 thousand square meters and land for future development, at a total cost of NIS 1,336 million. In addition, the Company and its subsidiaries have  developed new properties and redeveloped existing properties at a total cost of NIS 1,098  million.

2)                Property acquisition and sale

	Acquisitions				Sales
	No. of investment properties	Acquisition cost of investment properties (NIS in millions)	Acquisition of land for future development (NIS in millions)	Development, redevelopment and expansions (NIS in millions)	No. of investment properties	Proceeds [2] from the sale of investment properties (NIS in millions)
EQY	2	360	20	186	15	417
FCR	2	480	89	558	4	451
CTY	-	-	-	263	5	49
ATR[1]	-	-	-	253	-	333
Brazil	1	353	34	25	-	-
ProMed	-	-	-	10	12	902
Germany	-	-	-	1	1	196

3)	Highlights of operational data:

		Investment properties[3]	GLA (in thousands of square meters)	Average basic monthly rent per square meter		Change in same property NOI [4]	Occupancy rate in core properties		Net debt to total assets
				30.9.2014	30.9.2013		30.9.2014	30.9.2013
	EQY	126	1,541	U.S$ 15.3	U.S$ 13.9	2.4%	94.4%	92.4%	32.0%
	FCR	158	2,205	C$ 16.5	C$ 16	2.0%	95.9%	95.0%	42.1%
	CTY	66	1,043	€ 21.7	€ 21.5	3.0%	95.7%	95.8%	36.7%
	ATR	151	1,304	€ 12.2	€ 12.1	0.3%	97.1%	97.5%	16.0%

	1	Represents 100% of ATR.
	2	Net of specific attributed debt.
	3	Includes joinitly-controlled properties.
	4	Change in same property NOI in the Reporting Period compared with the corresponding period last year.

4)	Data of properties under development, redevelopment, and expansion

		Properties under Development
	Company	No. of properties	Total investment as of September 30, 2014 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
	FCR	5	1,016	293	115
	EQY	1	193	53	14
	CTY	1	152	109	34
	Gazit Development	2	113	77	12
	Gazit Brazil	1	183	329	29
		10	1,657	861	204

		Properties under Redevelopment and Expansion
	Company	No. of properties	Total investment as of September 30, 2014 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
	FCR	13	3,695	394	277
	EQY	6	107	141	37
	CTY	3	193	351	33
	ATR	2	189	258	24
		24	4,184	1,144	371

3.2.           Material events during the reporting period

Equity Issuance

A.      For details regarding engagement for equity issuance by the Company for an immediate consideration of NIS 117 million which was completed in October 2014, refer to Note 5c to the financial statements.

B.      On June 9, 2014, CTY closed a private offering of 77.9 million shares for a total consideration of EUR 206.4 million (EUR 2.65 per share) to CPP Investment Board European Holdings S.אr.l (“CPPIBEH”), a wholly-owned subsidiary of Canada Pension Plan Investment Board (the "Private Offering"). As a result of the Private Offering, the Company’s holding interest in CTY fell to 41.9% In addition, the Company entered into an agreement with CPPIBEH that prescribes arrangements for the appointment of directors to the Board of CTY and undertook to grant CPPIBEH a tag-along right in the event of a sale of CTY shares under certain conditions.

Moreover, on July 8, 2014, CTY closed a rights issuance of 74.2 million shares to all the shareholders (the "Rights Issuance"), in a total amount of EUR 196.5 million (EUR 2.65 per share).

Within the framework of the Rights Issuance, the Company acquired 33.0 million CTY shares for a consideration of EUR 87.6 million (NIS 411 million). Following the rights issuance the Company’s interest in CTY amounts to 42.2%.  For additional information, refer to Note 3a1 to the financial statements.

C.      For details regarding an equity issuance made by FCR in the amount of C$ 100 million, and the Company’s participation in the aforesaid equity issuance, refer to Note 3a3 to the financial statements.

D.      For details regarding an equity issuance made by EQY in the amount of U.S.$ 105 million, and the Company’s participation in the aforesaid equity issuance, refer to Note 3a4 to the financial statements.

Financing activity

E.       For details regarding debt issuances by FCR in the amount of C$ 510 million by way of debentures, refer to Note 3b1 and 3b3 to the financial statements.

F.       For details regarding a debt issuance by the Company in the amount of NIS 445 million by way of expanding a listed series of debentures (Series L), refer to Note 3b2 to the financial statements.

G.      For details regarding an agreement entered into by the Company for a U.S. dollar loan from an institutional investor, in the amount of U.S.$ 100 million, refer to Note 3b4 to the financial statements.

Other events

H.      In the Reporting Period, ProMed sold 12 medical office buildings for a consideration of U.S.$ 405 million (NIS 1.4 billion), before tax and transaction costs.

I.        In July 2014, the S&P rating agency upgraded CTY’s long-term credit rating from BBB- to BBB, with a stable outlook.

In July 2014, the Moody’s rating agency upgraded CTY’s long-term credit rating from Baa3 to Baa2, with a stable outlook.

J.        On August 14, 2014, the S&P Maalot rating agency reaffirmed the credit rating of all the outstanding series of debentures of the Company at a rating level of ‘ilAA-‘, with a stable outlook.

On October 19, 2014, the Midroog rating agency reaffirmed the credit rating of all the outstanding series of debentures of the Company at a rating level of ‘Aa3’, with a stable outlook.

K.      For details of a loan provided to Gazit Development in the amount of up to NIS 200 million, with such sum to be invested in Dori Group, refer to Note 3c6 to the financial statements.

L.       For details regarding motions for class actions that have been filed against the Company, Dori Construction and others, refer to Note 3c7 to the financial statements.

M.    For details regarding the non-compliance with financial covenant in Gazit Development and in Dori Construction, refer to Note 3c2 and 3c3 to the financial statements.

3.3.           Dividend Distribution Policy

Pursuant to the Company’s policy, the Company announces at the end of each year the anticipated dividend for the following year. In November 2014, the Company announced that the dividend to be declared in 2015 will not be less than NIS 0.46 per share per quarter (NIS 1.84 per share on an annualized basis) instead of the dividend policy announced in November 2013, pursuant to which an amount of NIS 0.45 per share per quarter (NIS 1.80 per share on an annualized basis) has been distributed.

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

The Company’s dividend growth in the years 1999-2015 is shown in the graph below:

Agurot per share (100 Agurot = NIS 1)

* Projected, assuming the decision of the Company’s Board of Directors regarding the dividend distribution rate for 2015 is applied as stated above.

3.4.           Financial Position

Current assets

Current assets, as of September 30, 2014, total NIS 5.5 billion, compared with NIS 4.0 billion as of December 31, 2013. The increase is due primarily to the total of properties classified by FCR, ProMed and Gazit Germany as “Assets held for sale” being higher than at the end of 2013, and to cash and cash equivalents being higher than at the end of 2013 due to the issuance of equity and debentures by CTY and FCR.

Equity-accounted investees

The balance of equity-accounted investees amounted to NIS 6,130 million as of September 30, 2014, compared with NIS 5,907 million as of December 31, 2013. The balance of this item as of September 30, 2014 comprises mainly an investment in 149 million ATR shares in the amount of NIS 4,127 million, compared with an investment in 149 million ATR shares in the amount of NIS 4,277 million as of December 31, 2013. Additionally, the balance comprises investments in investment property, in FCR's, CTY's and EQY's books, made through joint ventures, as well as an investment by Dori Group in Dorad Energy and in Ronson Europe N.V..

Financial derivatives

The balance of financial derivatives arises mainly from cross-currency swap transactions, performed as part of the Group’s policy to maintain as close a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are incurred (on a proportionate consolidation basis), and are presented at fair value. As of September 30, 2014, financial derivatives amounted to NIS 745 million, compared with NIS 769 million as of December 31, 2013. The decrease is due mainly to the unwinding of swap transactions in a total amount of NIS 123 million immediately after the unwinding of these transactions, the Company entered into new hedging transactions, The aforesaid decrease was offset by the gain from the revaluation of the financial derivatives to their fair value in the Reporting Period.

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale that are presented under current assets), as September 30, 2014, amounted to NIS 57.2 billion, compared with NIS 56.4 billion as of December 31, 2013.

The increase in these balances in the Reporting Period is due to the change in the exchange rates (mainly due to the appreciation of the U.S. Dollar, the Canadian Dollar and the weakening of the Euro against the New Israeli Shekel) in the amount of NIS 0.8 billion, which was offset by the acquisition of investment property and land for future development, the development of new properties and redevelopment of existing properties in the net amount of NIS   0.4   billion and an increase in the value of investment property and investment property under development in the net amount of NIS   0.4   billion.

Current liabilities

Current liabilities, as of September 30, 2014, totaled NIS 5.9 billion, compared with NIS 5.8 billion as of December 31, 2013; the balance is comprised primarily of current maturities of non-current liabilities in the amount of NIS 2.9 billion, the same as of December 31, 2013.

As of September 30, 2014, the Group had a negative working capital balance of NIS 0.4 billion. The current assets of NIS   5.5   billion, the approved unutilized long-term credit facilities of NIS 8.9 billion, as well as the cash flows provided by operating activities, in aggregate, are significantly greater than the amount of the current liabilities, and thus Company management believes the balance of current liabilities as of September 30, 2014 can be settled with these resources (refer also to section 3.6 below).

Non-current liabilities

Non-current liabilities, as of September 30, 2014, totaled NIS 38.7 billion, compared with NIS 39.8 billion as of December 31, 2013. The decrease in non-current liabilities is due mainly to the repayment of interest-bearing liabilities, which were funded by issuances of equity by the Group. The aforesaid decrease was offset by the change in currency exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel, which amounted to NIS 0.4 billion, In addition, in the Reporting Period, Group companies issued debentures in the amount of NIS 1.4 billion, for use in the Group's operating activities (including for the repayment of interest-bearing liabilities to financial institutions and to others).

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of September 30, 2014, amounted to NIS 7,853 million, compared with NIS 7,802 million as of December 31, 2013. The increase is mainly due to the net income attributable to the equity holders of the Company amounting to NIS 290 million. The aforesaid increase was offset by the dividends declared amounting to NIS   237    million. The equity per share attributable to the equity holders of the Company as of September 30, 2014 totaled NIS 44.6 per share, compared with NIS 44.4 per share as of December 31, 2013, after a dividend distribution of NIS 1.35 per share in the Reporting Period.

Non-controlling interests

Non-controlling interests, as of September 30, 2014, amounted to NIS 17.2 billion, compared with NIS   14.6   billion as of December 31, 2013. The balance is mainly comprised of the interests of EQY’s other shareholders at a rate of 56.1% of EQY’s equity; the interests of FCR’s other shareholders at a rate of 55.9% of FCR’s equity; and also the interests of CTY’s other shareholders at a rate of 57.8% of CTY’s equity.

The increase in non-controlling interests in the Reporting Period is mainly due to the issuance of capital by Group companies in the amount of NIS 2.2 billion, as well as to the interests of the other shareholders in the comprehensive income of subsidiaries amounting to NIS 0.9 billion. The aforesaid increase was offset by the share of the non-controlling interests in the dividends distributed by the subsidiaries amounting to NIS 0.6 billion.

Ratio of debt to total assets

The ratio of the Group’s net interest-bearing debt to its total assets stood at 51.5% as of September 30, 2014, compared with 55.3% as of September 30, 2013 and 55.1% as of December 31, 2013.

The ratio of the Group’s interest-bearing debt to its total assets stood at 53.2% as of September 30, 2014, compared with 56.3% as of September 30, 2013 and 56.2% as of December 31, 2013.

3.5	Results of Operations and their analysis

A.	Results of operations are as follows:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	(**)2013	2014	(**)2013	2013
	Unaudited				Audited

	NIS in millions (except for per share data)

Rental income	3,654	3,877	1,201	1,251	5,146
Property operating expenses	1,165	1,275	361	397	1,689

Net operating rental income	2,489	2,602	840	854	3,457

Revenues from sale of buildings, land and construction work performed	1,014	1,275	411	348	1,672
Cost of buildings sold, land and construction work performed	1,278	1,211	427	335	1,688

Gross profit (loss) from sale of buildings, land and construction work performed	(264)	64	(16)	13	(16)

Total gross profit	2,225	2,666	824	867	3,441

Fair value gain from investment property and investment property under development, net	354	(*) 526	88	(*) 119	962
General and administrative expenses	(442)	(*) (450)	(146)	(*)(142)	(610)
Other income	8	187	3	180	218
Other expenses	(49)	(55)	(28)	(1)	(74)
Company's share in earnings of equity- accounted investees, net	199	166	87	61	149

Operating income	2,295	3,040	828	1,084	4,086

Finance expenses	(1,483)	(1,732)	(591)	(579)	(2,185)
Finance income	254	378	30	74	549

Income before taxes on income	1,066	1,686	267	579	2,450
Taxes on income	252	162	66	19	265

Net income	814	1,524	201	560	2,185

Attributable to:
Equity holders of the Company	290	703	(13)	314	927
Non-controlling interests	524	821	214	246	1,258

	814	1,524	201	560	2,185

Net earnings (loss) per share attributable to equity holders of the Company:
Basic net earnings (loss)	1.65	4.14	(0.08)	1.78	5.41

Diluted net earnings (loss)	1.63	4.13	(0.08)	1.78	5.35

(*)	Reclassified, refer to Note 2d to the financial statements.
(**)	Restated refer to Notes 2e, 2f and 8 to the financial statements.

	The statement of comprehensive income is as follows:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	(*)2013	2014	(*)2013	2013
	Unaudited				Audited

	NIS in millions

Net income	814	1,524	201	560	2,185

Other comprehensive income (loss) (net of tax effect *):

Items that are or will be reclassified to profit
or loss:

Exchange differences on translation of foreign operations (1)	301	(1,721)	730	(164)	(2,443)
Net gains on cash flow hedges (1)	64	238	52	8	239
Net gains (losses) on available-for-sale financial assets	33	10	(3)	1	(4)

	398	(1,473)	779	(155)	(2,208)
Items not to be reclassified to profit or loss:

Loss on revaluation of fixed assets in joint venture	-	(6)	-	-	(6)
Total other comprehensive income (loss)	398	(1,479)	779	(155)	(2,214)

Total comprehensive income (loss)	1,212	45	980	405	(29)

Attributable to:
Equity holders of the Company	325	64	200	254	(46)
Non-controlling interests	887	(19)	780	151	17

	1,212	45	980	405	(29)

(*)	Restated and retrospectively adjusted, refer to Notes 2e, 2f and 8 to the financial statements.

B.               Analysis of results of operations for the reporting period

Rental income

Rental income decreased by 6% to NIS 3,654 million in the Reporting Period, compared with NIS 3,877 million in the corresponding period last year. The decrease is due mainly to a decrease in the average exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel and the sale of properties in 2013 and 2014, and was offset against the initial operation of properties the development of which was completed, the operation of additional properties acquired in 2013 and 2014, and growth in income from existing properties.

Assuming the average exchange rates of the corresponding period last year, the rental income would have been unchanged compared with the corresponding period last year.

Property operating expenses

Property operating expenses totaled NIS 1,165 million in the Reporting Period, representing 31.9% of total rental income, compared with NIS 1,275 million, representing 32.9% of total rental income, in the corresponding period last year.

Net operating rental income (NOI)

Net operating rental income decreased by 4% to NIS 2,489 million in the Reporting Period (68.1% of rental income), compared with NIS 2,602 million (67.1% of rental income) in the corresponding period last year.

Assuming the average exchange rates of the corresponding period last year, the net operating rental income would have increased by 1% compared with the corresponding period last year.

Revenues from sale of buildings, land and construction work performed

Revenues from the sale of buildings, land and construction work performed totaled NIS 1,014 million in the Reporting Period (revenues of NIS 1,275 million in the corresponding period last year), comprising NIS 162 million from the sale of buildings and land (revenues of NIS 237 million in the corresponding period last year) and NIS 852 million from construction work performed (revenues of NIS 1,038 million in the corresponding period last year). In the corresponding period last year, revenues from the sale of buildings initially included revenues from FCR’s sale of buildings in the amount of NIS 103 million, compared with NIS 3 million in the Reporting Period.

The gross loss from this activity amounted to NIS 264 million in the Reporting Period, compared with a gross profit of NIS 64 million in the corresponding period last year. The gross loss in the Reporting Period is derived mainly from construction work performed.

Fair value gain from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the Reporting Period, a fair value gain on its properties in a gross amount of NIS 354 million, compared with a gain of NIS 526 million, in the corresponding period last year. The reduction in the gain from investment property in the Reporting Period, compared with the corresponding period last year, derives mainly from EQY and FCR and is due to stability in capitalization rates in the Reporting Period, compared with a decrease in capitalization rates in the corresponding period last year. The reduction was offset by a fair value gain from properties of ProMed and Gazit Germany due to a decrease in capitalization rates in the Reporting Period, compared with stability in the corresponding period last year.

As to the recording of internal costs that were incurred in the leasing of properties (primarily salary expenses) as part of “General and administrative expenses”, in the Reporting Period, instead of including them as a reduction of the fair value gains from investment property, and the reclassification of the comparative data for the corresponding period last year and for 2013, refer to Note 2d to the financial statements.

General and administrative expenses

General and administrative expenses totaled NIS 442 million (9.5% of total revenues) in the Reporting Period, compared with NIS 450 million (8.7% of total revenues) in the corresponding period last year.

As to the recording of internal costs that were incurred in the leasing of properties (primarily salary expenses) as part of “General and administrative expenses”, in the Reporting Period, and the reclassification of the comparative data for the corresponding period last year and for 2013, refer to Note 2d to the financial statements.

Other income

Other income totaled NIS 8 million in the Reporting Period, compared with NIS 187 million in the corresponding period last year. Other income in the corresponding period last year was due primarily to a gain of NIS 173 million on the bargain purchase of ATR shares from an investor from the CPI Group.

Other expenses

Other expenses amounted to NIS 49 million in the Reporting Period, compared with NIS 55 million in the corresponding period last year. The other expenses in the Reporting Period mainly comprised loss on properties’ disposal totaling of NIS 48 million (including selling costs) at ProMed, EQY and FCR.

Company’s share in earnings of equity-accounted investees

In the Reporting Period, this line item amounted to NIS 199 million compared with NIS 166 million in the corresponding period last year. This line item is comprised mainly of the Company’s share in ATR’s earnings, in the amount of NIS 114 million (earnings of NIS  140 million in the corresponding period last year). The decrease in the Company’s share in ATR’s earnings is mainly due to the fair value losses from investment property and investment property under development, net of the attributable tax, which was recognized in the Reporting Period, compared with a fair value gain in the corresponding period last year, which was offset by an improvement in ATR’s operating profit, a lower finance costs and an increase in the holding interest in ATR.

In addition, earnings of NIS 70 million were recorded in the Reporting Period, mainly from the fair value gain on investment property affiliates of CTY and FCR.

Finance expenses

Finance expenses amounted to NIS 1,483 million in the Reporting Period, compared with NIS 1,732 million in the corresponding period last year. Finance expenses in the Reporting Period include a  loss from the early redemption of interest-bearing liabilities and financial derivatives in the amount of NIS 135 million, compared with NIS 145 million in the corresponding period last year. Excluding the early redemption loss, the finance expenses in the Reporting Period decreased by NIS 239 million compared with the corresponding period last year.

The decrease in finance expenses in the Reporting Period, compared with the corresponding period last year is due mainly to the issuance of long-term debt in 2013 and 2014 at lower interest rates than the debt that was repaid in the aforesaid period, and also to the reduction in the average balance of the interest-bearing debt, which amounted to NIS 37.8 billion in the Reporting Period, compared with NIS 39.6 billion in the corresponding period last year. The finance expenses in the Reporting Period reflect average nominal annual interest of 4.7% on the interest-bearing debt of the Company and its subsidiaries, compared with 5.0% in the corresponding period last year.

Finance income

Finance income totaled NIS 254 million in the Reporting Period, compared with NIS 378 million in the corresponding period last year. Finance income in the Reporting Period was mainly comprised of a NIS 158 million gain on the revaluation of financial derivatives (mainly currency swap hedging transactions) (in the corresponding period last year – a gain of NIS 289 million); interest income of NIS 64 million (in the corresponding period last year – income of NIS 81 million) and income of NIS 27 million from the realization of securities and dividend income (in the corresponding period last year – income of NIS 8 million).

Taxes on income

Taxes on income totaled NIS 252 million in the Reporting Period, compared with NIS 162 million in the corresponding period last year. Taxes on income in the Reporting Period are mainly comprised of deferred tax expenses of NIS 129 million (in the corresponding period last year – net deferred tax expenses of NIS 121 million). The increase in deferred tax expenses arises mainly from the realization of deferred tax asset due to the utilization of accumulated tax losses against income from properties’ disposal in the Reporting Period, as well as to a change in the Company’s expectation regarding the utilization of carryforward tax losses against gains from derivatives and securities in the corresponding period last year. The aforesaid increase was offset by the decrease in deferred tax expenses due to fair value gains on investment property and investment property under development and the gains on the revaluation of financial derivatives being lower in the Reporting Period than in the corresponding period last year. In the Reporting Period, the Group companies' current tax expenses totaled NIS 124 million (of which NIS 100 million is with respect to the disposal of properties), compared with current tax expenses of NIS 31 million in the corresponding period last year. Moreover, tax income of NIS 10 million was recorded in the corresponding period last year, with respect to prior years.

C.      Analysis of results of operations for the third quarter of 2014

Rental income

Rental income decreased by 4% to NIS 1,201 million in the third quarter of 2014, compared with NIS  1,251 million in the corresponding quarter last year. The decrease is due mainly to a decrease in the average exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel and the sale of properties in 2013 and 2014. The aforesaid decrease, was offset against the initial operation of properties the development of which was completed, the operation of additional properties acquired in 2013 and 2014, and growth in income from existing properties.

Assuming the average exchange rates of the corresponding quarter last year, the rental income would have been unchanged compared with the corresponding quarter last year.

Property operating expenses

Property operating expenses totaled NIS 361 million in the third quarter of 2014, representing 30.1% of total rental income, compared with NIS  397 million, representing 31.7% of total rental income, in the corresponding quarter last year.

Net operating rental income (NOI)

Net operating rental income decreased by 2% to NIS  840 million in the Reporting Period (69.9% of rental income), compared with NIS  854 million (68.3% of rental income) in the corresponding quarter last year.

Assuming the average exchange rates of the corresponding quarter last year, the net operating rental income would have increased by 2% compared with the corresponding quarter last year.

Revenues from sale of buildings, land and construction work performed

Revenues from the sale of buildings, land and construction work performed totaled NIS  411 million in the third quarter of 2014 (revenues of NIS  348 million in the corresponding quarter last year), comprising NIS 83 million from the sale of buildings and land (revenues of NIS 54 million in the corresponding quarter last year) and NIS 328 million from construction work performed (revenues of NIS 294 million in the corresponding quarter last year).

The gross loss from this activity amounted to NIS 16 million in the third quarter of 2014, compared with a gross profit of NIS 13 million in the corresponding quarter last year. The gross loss in the third quarter of 2014 is due mainly to construction work performed.

Fair value gain from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the third quarter of 2014, a fair value gain on its properties in a gross amount of NIS 88 million, compared with a gain of NIS 119 million, in the corresponding quarter last year. The gain from investment property and investment property under development in the third quarter of 2014 derives mainly from Gazit Germany, FCR and EQY, and is due primarily to a moderate decrease in capitalization rates during the third quarter of 2014.

As to the recording of internal costs that were incurred in the leasing of properties (primarily salary expenses) as part of “General and administrative expenses”, in the third quarter of 2014, instead of including them as a reduction of the fair value gains from investment property, and the reclassification of the comparative data for the corresponding quarter last year and for 2013, refer to Note 2d to the financial statements.

General and administrative expenses

General and administrative expenses totaled NIS 146 million (9.1% of total revenues) in the third quarter of 2014, compared with NIS 142 million (8.9% of total revenues) in the corresponding quarter last year. The increase in general and administrative expenses is due mainly to terminating the engagement with the President of EQY.

As to the recording of internal costs that were incurred in the leasing of properties (primarily salary expenses) as part of “General and administrative expenses”, in the third quarter of 2014, and the reclassification of the comparative data for the corresponding quarter last year and for 2013, refer to Note 2d to the financial statements.

Other income

Other income totaled NIS 3 million in the third quarter of 2014, compared with NIS 180 million in the corresponding quarter last year. Other income in the corresponding quarter last year was due primarily to a gain of NIS 173 million on the bargain purchase of ATR shares from an investor from the CPI Group.

Other expenses

Other expenses amounted to NIS 28 million in the third quarter of 2014, compared with NIS 1 million in the corresponding quarter last year and were due mainly to a loss on properties disposal (including selling costs) at ProMed, EQY and FCR.

Company’s share in earnings of equity-accounted investees

In the third quarter of 2014, this line item amounted to earnings of NIS 87 million (earnings of NIS 61 million in the corresponding quarter last year) and is comprised mainly of the Company’s share in ATR’s earnings, in the amount of NIS 42 million (earnings of NIS   55   million in the corresponding quarter last year). The decrease in the Company’s share in ATR’s earnings is mainly due to the fair value losses from investment property (primarily land), net of tax, which were recognized by ATR in the third quarter of 2014 in a higher amount than in the corresponding quarter last year.

In addition, earnings of NIS 37 million were recorded in the in the third quarter of 2014, mainly from the fair value gain on investment property at affiliates of CTY, EQY and FCR.

Finance expenses

Finance expenses amounted to NIS 591 million in the third quarter of 2014, compared with NIS 579 million in the corresponding quarter last year. Finance expenses in the third quarter of 2014 include a net loss of NIS 70 million from the early redemption of interest-bearing liabilities and financial derivatives (mainly currency swap hedging transactions), as well as a loss of NIS 53 million on devaluation of financial derivatives. Excluding the early redemption loss and the devaluation of financial derivatives finance expenses in the third quarter of 2014 decreased by NIS 111 million compared with the corresponding period last year.

The decrease in finance expenses in the third quarter of 2014 compared with the corresponding quarter last year is due mainly to the issuance of long-term debt in 2013 and 2014 at lower interest rates than the debt that was repaid in the aforesaid period and also to the reduction in the average balance of the interest-bearing debt, from NIS 38.8 billion in the corresponding quarter last year to NIS 37.4 billion in the third quarter of 2014.

In the third quarter of 2014, finance expenses reflect average nominal annual interest of 4.9% on the interest-bearing debt of the Company and its subsidiaries compared with 5.3% in the corresponding quarter last year.

Finance income

Finance income totaled NIS 30 million in the third quarter of 2014, compared with NIS   74   million in the corresponding quarter last year. Finance income in the third quarter of 2014 was mainly comprised of interest income of NIS   23   million (in the corresponding quarter last year – income of NIS   26   million) and income of NIS   4   million from the realization of securities and dividend income (in the corresponding quarter last year – income of NIS   2   million). The corresponding quarter last year included a NIS 46 million gain on the revaluation of financial derivatives, primarily with respect to currency swap hedging transactions.

Taxes on income

Taxes on income totaled NIS 66 million in the third quarter of 2014, compared with NIS   19   million in the corresponding quarter last year. Taxes on income in the third quarter of 2014 are mainly comprised of deferred tax income of NIS 7 million (in the corresponding quarter last year – income of NIS 25 million). The increase in deferred tax expenses due mainly to tax burden on gains on the revaluation of financial derivatives and securities being lower in the third quarter of 2014 than in the corresponding quarter last year, as a result of a change in the Company’s expectation with regard to utilizing carryforward tax losses. The aforesaid increase was offset by the realization of a deferred tax asset as the result of utilizing carryforward tax losses against gains from the sale of properties. In the third quarter of 2014, the Group companies recorded current tax expenses in an amount of NIS 60 million (of which NIS 59 million is with respect to the disposal of properties), compared with current tax expenses of NIS 15 million in the corresponding quarter last year. Moreover, tax expenses of NIS

28 million were recorded in the corresponding quarter last year by Group companies, with respect to prior years.

3.6.           Liquidity and Sources of Finance

The Group has a policy of maintaining an adequate level of liquidity that enables the pursuit of business opportunities in its activities, as well as flexibility in accessibility to sources of finance.

The sources of the Group’s liquid assets are cash generated from its income-producing properties, credit facilities, mortgages and long-term loans and raisings of debentures, convertible debentures and equity. The Group uses these liquid sources for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in investees, other investments and the payment of dividends.

The liquid assets available to the Company and its subsidiaries, including short-term investments, totaled NIS 2.5 billion as of September 30, 2014, and NIS 1.6 billion at the end of 2013. In addition, as of September 30, 2014, the Company and its subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown of NIS 8.9 billion, compared with NIS 8.0 billion as of December 31, 2013.

As of September 30, 2014, the Company and its subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown and liquid balances totaling NIS 11.4 billion (NIS 3.3 billion in the Company and wholly-owned subsidiaries). In addition, as of September 30, 2014, a jointly-controlled company presented according to the equity method has a cash balance totaling NIS 1.2 billion.

As of September 30, 2014, the Company and its subsidiaries also have unencumbered investment property and investment property under development, which is carried in the books at its fair value of NIS 42.4 billion (73.9%    of the total investment property and investment property under development). In addition, as of September 30, 2014, a jointly-controlled company presented according to the equity method has unencumbered investment property and investment property under development which is carried in the books at its fair value of NIS 8.7 billion.

As of September 30, 2014, the Company had a negative working capital of NIS 0.4 billion according to its consolidated financial statements. However, the Company has at its disposal, on a consolidated and on an expended solo basis (including wholly-owned subsidiaries), approved long-term credit facilities, which are available for immediate drawdown, amounting to NIS 8.9 billion and NIS 2.9 billion, respectively. In line with Group policy, the Group customarily finances its activities through revolving credit facilities, and raises equity and long-term debt from time to time, in accordance with the market conditions. The Company’s Board of Directors has examined the existence of the negative working capital as aforesaid and has determined that, in light of the scope of the above sources that are available to the Group and to the Company and the positive cash flow from operating activity, its existence is not sufficient to indicate that the Company or the Group has a liquidity problem.

In addition, as of September 30, 2014, the Company has, according to its separate financial statements, continuous negative cash flows from operating activities. This, together with negative working capital, constitutes a warning sign according to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, which consequently requires a disclosure be made regarding the forecasted cash flows, which is attached as Appendix C of the Directors’ Report.

3.7.           Cash flows

Cash inflows from operating activities in the Reporting Period and in the third quarter of 2014 totaled NIS 722 million and NIS   265   million, respectively, compared with NIS 550 million and NIS 407 million, respectively, in the corresponding periods last year. The increase in the operating cash flows is mainly due to timing differences with respect to third-party receipts and payments, which was partly offset by a higher negative cash flows from the construction work performed activity in the Reporting Period compared to the corresponding periods last year.

In the Reporting Period, the activities of the Company and its subsidiaries were funded by means of  issuing of debentures in a net amount of NIS 1,431 million, by means of issuing of equity in an amount of NIS 2,208 million, by means of collecting of long-term loans granted in a net amount of NIS 162 million and by means of unwinding hedging transactions in an amount of NIS 123 million. The proceeds from the above sources were used primarily for the acquisition and development of new investment property in a net amount of NIS 419 million, for the repayment of loans and credit facilities in a net amount of NIS 2,370 million, for the payment of dividends by Group companies in an amount of NIS 748 million and for investments in financial assets in an amount of NIS 57 million.

In the third quarter of 2014, the activities of the Company and its subsidiaries were funded by means of issuing of equity in an amount of NIS 1,189 million, by means of disposing of investment property net of the development of new properties in a net amount of NIS   203   and by means of realizing financial assets in an amount of NIS   148   million. The proceeds from the above sources were used primarily for the repayment of loans and credit facilities in a net amount of NIS 1,270 million, for the payment of dividends by Group companies in an amount of NIS 230 million and for redemption of debentures in a net amount of 182 million.

Repurchase Program

On September 13, 2011, the Company’s Board of Directors approved a program to repurchase Company debentures. Pursuant to the repurchase program, as updated from time to time, and most recently on August 31, 2014, the Company may purchase debentures of the outstanding series in the par value amount of NIS 100 million. The program is in effect until August 31, 2015. Acquisitions will be made under the program from time to time and at the discretion of the Company’s management. As of September 30, 2014 and immediately prior to the publication date of this report, the Company had repurchased debentures with a par value of NIS 5.4 million under the aforementioned program.

4.                Reporting of Exposure to Market Risks and their Management

4.1.           The individuals responsible for managing and reporting the Company’s market risks are the President and the Senior Executive Vice President and CFO of the Company. Since March 25, 2014, the approval date of the Company’s annual report for 2013, there have not been any material changes in the nature of the market risks to which the Company is exposed and their management.

4.2.           During the period from January 1, 2014 through the date on which the financial statements were signed, the officers responsible for reporting and managing the Company’s market risks (the Company’s President and its Senior Executive Vice President and CFO) have held and continue to hold regular weekly discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. In addition, during the above period, the Company’s Board of Directors discussed the said risks and the corresponding Company policies during the meetings at which the financial statements as of December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014 were approved.

4.3.           Changes in foreign currency exchange rates – From January 1, 2014 through September 30, 2014, the New Israeli Shekel devalued against the U.S. Dollar, the Canadian Dollar and the Brazilian Real by 6.5%, 1.2% and 2.2%, respectively, and appreciated against the Euro by 2.8%. With regard to the effect of exchange rate changes on the Company's equity, as of September 30, 2014, refer to Appendixes A and B of the Director's Report. In addition, from September 30, 2014 until immediately prior to the date of approval of this report, the New Israeli Shekel devalued against the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real by 4.6%, 4.0%, 3.1% and 0.6%, respectively.

In addition, some of the Company’s liabilities (primarily with respect to operations in Israel) are linked to changes in the Israeli consumer price index. From January 1, 2014 through September 30, 2014, the (known) consumer price index rose  by 0.  1%. As to the effect of changes in the consumer price index on the equity of the Company refer to the linkage bases report as of September 30, 2014, attached as Appendix A of the

Directors’ Report. In addition, from September 30, 2014 until immediately prior to the date of approval of this report, the (known) consumer price index remained unchanged.

4.4.           As in the past, the Company maintains as high a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are assumed. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate fluctuations. As a general rule, the Company attempts to hold its equity in the currencies of the various markets in which it operates, except with regard to the NIS, and in the same proportions as the assets in each such currency bear to the total assets, while making occasional hedging transactions to mitigate the aforementioned exposure to changes in foreign currency exchange rates. The Group primarily manages and hedges the economic risks to which it is exposed. For details regarding the scope of the Company’s exposure to each of the currencies (the Euro, the U.S. Dollar, the Canadian Dollar, the NIS and the Brazilian Real), with respect to which linkage basis and cross-currency swaps have been transacted and loans taken in the various currencies, and regarding the scope of the remaining exposure after transacting cross-currency swaps, as of September 30, 2014, refer to the table attached as Appendix B of the Directors’ Report.

As of September 30, 20141 and December 31, 2013, the economic exposure of the equity attributable to the equity holders of the Company to the various currencies is distributed as follows.

September 30, 2014

December 31, 2013

____________________________

1 Refer also  to Appendix B of the Directors’ Report.

5.                Corporate Governance Aspects

5.1.           Donations

The Group considers itself bound to concern itself with and to assist the communities in which it operates, in accordance with the social investment policy approved by the Company’s management. In the Reporting Period, the Group made donations to a variety of projects in the fields of education, culture, welfare and health in the various countries in which the Company operates.

A.               The majority of the Group’s social investment in the Reporting Period was directed to the education field for the benefit of the “Supporting the South” initiative, which had been established by the Company some two years earlier. Within the framework of the initiative the Company supports the education systems of periphery towns in the Negev, including providing support for schools, granting scholarships to students, and supporting youth centers.

B.                Communal involvement – The Group supports a variety of social organizations in the fields of welfare, health, culture, assistance to soldiers, Diaspora Jewry and the environment.

In the Reporting Period, the Group’s donations amounted to NIS 7.8  million.

6.                Disclosure Regarding the Financial Reporting of the Company

6.1.           Additional Information and Events Subsequent to the Reporting Date

A.               For details regarding the offering made by ATR of EUR 350 million par value of unsecured debentures, refer to Note 5a to the financial statements.

B.               For details regarding the offering made by CTY of EUR 350 million par value of unsecured debentures, refer to Note 5b to the financial statements.

C.               For details regarding the Company’s purchase of 3.5 million CTY shares, in an amount of EUR 8.8 million, refer to Note 5d to the financial statements.

D.               For details regarding the Company’s purchase of 4.7 million ATR shares, in an amount of EUR 18 million, refer to Note 5e to the financial statements.

E.                For details regarding the approval of the publication of a full tender offer for the shares and debentures of Dori Construction by Dori Group, refer to Note 5h to the financial statements.

F.                For details regarding Gazit Development issuance of 1.7 million warrants by means of rights offering and thier exercise approval by the company’s board of directors, refer to note 5f to the financial statements.

6.2.           Critical Accounting Estimates

During the closing process of the financial statements as of June 30, 2014, errors were discovered in the estimates of revenues and costs to completion of construction work being performed at a subsidiary in the field of construction work; these errors occurred in the course of preparing the financial statements for prior periods, the earliest of which was the fourth quarter of 2012. For further information regarding the errors in the aforesaid estimates and their correction by means of restatement of the financial statements, refer to section 1.4 above and Note 2f to the financial statements.

For additional information regarding critical accounting estimates, refer to Note 2b to the financial statements for the year ended December 31, 2013.

           6.3.     Change in accounting policy due to implementation of a clarification to IAS 12, Income Taxes

In July 2014, the IFRIC published a clarification with regard to the accounting treatment of taxes on income in situations where an entity holds single asset entities and where the manner in which the entity expects to realize the investment is by selling the shares of the single asset entity, rather than by disposing of the asset itself (the “Clarification”). Through the publication date of the Clarification, the Group applied an interpretation pursuant to which the Group provided for deferred taxes only with respect to the temporary differences arising with respect to a sale of shares of the single asset entity, in accordance with the tax implications and the tax rate relevant to the customary practice on realizing the assets, and deferred taxes were not created with respect to temporary differences relating to a sale of the asset itself. As a result of implementing the Clarification, the Group also provides for deferred taxes with respect to the temporary differences that arose in connection with the assets of the single asset entity (primarily investment property).

The comparative data in the financial statements have been retrospectively adjusted in conjunction with the implementation of the Clarification. With regard to the effects of implementing the Clarification on the financial statements, refer to Note 8 to the financial statements.

6.4.   Effect of initial implementation of IFRIC 21, Levies

For details regarding the publication of IFRIC 21, Levies, and its effect on the financial statements, refer to Note 2b to the financial statements.

7.                Details Concerning the Company’s Publicly-Held Commitment Certificates

A.               Collateral for debentures (Series J)

The Company’s commitments pursuant to the debentures (Series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in the Company’s immediate report from January 18, 2009 (reference no. 2009-01-016440) (the “preliminary report”) and in the shelf offer report from February 19, 2009 (reference no. 2009-01-040392) (the “shelf offer report”; the information contained in the preliminary report and in the shelf offer report is hereby presented by means of this reference). The value of the aforementioned pledged properties in the Company’s financial statements as of December 31, 2013 is NIS 1,127 million No material changes have occurred in the value of the pledged properties as of September 30, 2014, compared with their value as of December 31, 2013.

B.               For details regarding an issuance of debentures (Series L) in April 2014, in a net amount of NIS 445 million, by way of expanding the series, refer to Note 3b2 to the financial statements.

C.               On August 14, 2014, the S&P Maalot rating agency reaffirmed the credit rating of all the outstanding series of debentures of the Company at a rating level of ‘ilAA-‘, with a stable outlook.

On October 19, 2014, the Midroog rating agency reaffirmed the credit rating of all the outstanding series of debentures of the Company at a rating level of ‘Aa3’, with a stable outlook.

November 24, 2014
Date of Approval	Chaim Katzman	Aharon Soffer
of Directors’ Report	Chairman of the Board of Directors	President

Appendix A of the Directors’ Report
Linkage Bases Report

	September 30, 2014
	NIS - linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - unlinked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	-	415	745	541	178	114	-	1,993
Short-term deposits and loans	92	27	254	2	1	-	-	376
Trade and other accounts receivable	355	178	56	43	74	74	175	955
Long-term investments and loans	168	197	301	148	34	498	-	1,346
Total monetary assets	615	817	1,356	734	287	685	175	4,670

Other financial assets (1)	-	-	-	-	-	-	1,527	1,527
Other assets (2)	-	15,549	25,106	12,991	3,425	6,232	199	63,502

Total assets	615	16,366	26,462	13,725	3,712	6,918	1,901	69,699

Liabilities

Short-term credit from banks and others	-	-	66	92	225	-	-	383
Trade and other accounts payables	234	296	627	123	686	131	176	2,273
Liabilities attributable to assets held for sale	-	-	72	-	-	-	-	72
Debentures (3)	10,009	2,815	7,509	3,199	1,180	-	-	24,712
Convertible debentures	-	-	1,238	-	-	-	-	1,238
Interest-bearing loans from financial institutions and others	664	3,716	4,190	1,751	284	1,297	-	11,902
Other liabilities	2	76	65	24	5	-	7	179

Total financial liabilities	10,909	6,903	13,767	5,189	2,380	1,428	183	40,759

Other liabilities (4)	-	-	-	-	-	-	3,896	3,896

Total liabilities	10,909	6,903	13,767	5,189	2,380	1,428	4,079	44,655

Assets, net of liabilities	(10,294)	9,463	12,695	8,536	1,332	5,490	(2,178)	25,044

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, fixed assets and deferred taxes.
(3)

As of the Reporting Date, the Company has linkage basis and cross-currency swaps from CPI-linked NIS to foreign currency totalling NIS 3,896 million and other cross-currency swaps from non-linked NIS to foreign currency totalling NIS 1,810 million.

(4)	Primarily, deferred taxes and advances from customers

Appendix B of the Directors’ Report

Additional Information regarding Currency Exposure

as of September 30, 2014

Presented below are details regarding the scope of the Company’s exposure to each currency to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, New Israeli Shekel and Brazilian Real) with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting the cross-currency swaps, as of September 30, 2014. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in NIS1) and the percentages that they represent of the total assets and liabilities, respectively, on proportionately consolidated basis2, and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, to the extent possible, the Company's equity to the Company's assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each particular currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	BRL	Total in NIS
Assets in original currency	2,843	2,033	2,820	3,475	691	-
Assets in NIS	2,843	7,513	13,110	11,478	1,040	35,984
% of total assets	8	21	36	32	3	100
Liabilities in original currency	11,519	1,054	1,037	1,820	-	-
Cross-currency swap transactions in original currency	(8,705)	116	990	770	416	-
Liabilities in original currency	2,814	1,170	2,027	2,590	416	-
Liabilities in NIS adjusted for swaps	2,814	4,323	9,423	8,555	626	25,741
% of total liabilities	11	17	37	33	2	100
Total equity in original currency	29	863	793	885	275	-
Total economic equity3 in NIS	29	3,190	3,687	2,923	414	10,243
% of total equity	-	31	36	29	4	100

1	According to currency exchange rates as of September 30, 2014.
2

The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with generally accepted accounting principles, but according to the Company’s interest in each of the subsidiaries at the stated date.

3	Represents the equity attributable to the equity holders of the Company after excluding the provision for deferred taxes with respect to revaluation of investment property.

Appendix C of the Directors’ Report

Disclosure Regarding Forecasted Cash Flows

The Company’s Board of Directors has examined the criteria relating to a corporation’s warning signs, as set forth in the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. As of September 30, 2014, based on its separate financial statements (in accordance with Regulation 38D of the aforementioned regulations), the Company has a working capital deficit and also continuous negative cash flows from operating activities, which constitutes one of the warning signs pursuant to the regulations, and thus requires disclosure of the Company’s forecasted cash flows.

Presented below is a disclosure regarding the forecasted cash flows as of September 30, 2014, which includes the existing and anticipated liabilities that the Company has to settle during the two years from the Reporting Date, as well as details of the financial sources from which the Company expects to settle the aforesaid liabilities, without assuming the raising of equity or debt and the making of additional investments, apart from investments and the disposal of assets to which the Company had committed through the approval date of the financial statements:

	1.10.2014 through 31.12.2014	1.1.2015 through 31.12.2015	1.1.2016 through 30.9.2016
	NIS in millions
Balance of liquid assets at the beginning of the period (1)	2,130	1,945	1,093
Separate sources:
From operating activities of investees (2)	423	1,352	932
Total sources	423	1,352	932
Separate applications:
Cash outflows for operating activities (3) (5)	(149)	(667)	(523)
Cash outflows for financing activities (4) (5)	(48)	(940)	(651)
Investment in subsidiaries	(129)	(276)	(24)
Loans granted to subsidiaries	(121)	-	-
Anticipated dividend distributions (6)	(161)	(321)	(241)
Total applications	(608)	(2,204)	(1,439)
Balance of liquid assets at the end of the period	1,945	1,093	586

As of September 30, 2014, the Company and the Company’s private subsidiaries have unencumbered property and marketable securities amounting to NIS 6.6 billion.

The principal working assumptions used by the Company in presenting the forecasted cash flows are as follows:

(1)    The balance of liquid assets (comprising cash, cash equivalents, short-term bank deposits and credit facility balances available for immediate drawdown) relates solely to the Company. In addition, as of September 30, 2014, the Company’s wholly-owned subsidiaries have at their disposal approved, unutilized credit facilities available for immediate drawdown and liquid balances totaling NIS 1.1 billion. Thus, the balance of the liquid assets of the Company and the Company’s wholly-owned subsidiaries at the end of the periods presented in the above table is NIS 3.3 billion, NIS 2.2 billion and NIS 1.7 billion, respectively.

(2)   Includes dividends, interest, loan repayments and redemption of preferred shares. It is assumed that the public subsidiaries (CTY, FCR, EQY and ATR) will continue to distribute dividends in accordance with their dividend distribution policy.

(3)     Includes interest payments, tax payments and general and administrative expenses.

(4)    Redemption of principal of debentures in accordance with the debenture terms.

(5)    Based on currency exchange rates and variable interest rates according to bank forecasts and a 2% annual rise in the consumer price index. Changes in these assumptions could have an effect on principal and interest payments.

 (6)     In accordance with the Company’s dividend distribution policy, as updated  in November 2014.

Forward-looking information:

The assumptions and the estimated forecasted cash flows set forth above are forward-looking information since they include, inter alia, forecasts, assessments and estimates and other information relating to future events or matters, whose materialization is not certain and does not depend solely on the Company, but on many additional factors.

The forward-looking information is based to a large extent, in addition to information in the possession of the Company at the time of preparing this report, on the Company’s current expectations and assessments regarding the state of the markets in which the Group operates, on additional macroeconomic data published and being published by various external sources, the contents of which have not been independently authenticated by the Company, and on future developments in each of the aforementioned parameters and on the integration of such developments with each other.

The aforesaid information might not materialize, wholly or partly, or might materialize in a substantially different manner than that expected. The factors that could affect this are, inter alia, changes and developments in the economic environment and the markets in which the Group operates, including changes in the parameters described above and the materialization of all or some of the risk factors that characterize the Group’s activities, including a renewed outbreak of the financial crisis, a deterioration in the commercial and economic terms for realizing business opportunities, etc.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS FOR THE 2013 PERIODIC REPORT OF GAZIT-GLOBE LTD. (the “Company”)

Pursuant to Regulation 39A of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, details are presented below concerning material changes and developments that have taken place in the Company’s business since the publication of the Company’s Periodic Report for 2013 (the “Periodic Report”), for each matter that has to be described in the Periodic Report.

Update to Section 2 – Investments in the Company’s capital and transactions in its shares in the last two years

For details regarding a private placement to a qualified investor and to a wholly-owned subsidiary of the parent company of 2.4 million shares and 4.8 million warrants, for an immediate consideration of NIS 117 million, refer to Note 5c to the financial statements.

Update to Section 3 – Dividend distributions in the last two years

A.               On April 23, 2014, the Company distributed a dividend to its shareholders in the amount of NIS 79 million (NIS 0.45 per share).

B.                On July 8, 2014, the Company distributed a dividend to its shareholders in the amount of NIS 79 million (NIS 0.45 per share).

C.                On October 1, 2014, the Company distributed a dividend to its shareholders in the amount of NIS 79 million (NIS 0.45 per share).

D.               For details regarding a dividend declared by the Company after the Reporting Date, refer to Note 5j to the financial statements.

Update to Section 6 – Acquisition, development and operation of shopping centers in the United States

For details regarding an issuance of equity made by EQY in the amount of U.S.$ 105 million, and the Company’s participation in the aforesaid issuance of equity, refer to Note 3a4 to the financial statements.

Update to Section 7 – Acquisition, development and operation of shopping centers in Canada

A.               For details regarding the public offerings in Canada made by FCR of C$ 300 million par value of unsecured debentures (Series R) bearing annual interest at the rate of 4.79%, refer to Note 3b1 to the financial statements.

B.                For details regarding the public offering in Canada made by FCR of C$ 210 million par value of unsecured debentures (Series S) bearing annual interest at the rate of 4.32%, refer to Note 3b3 to the financial statements.

C.                In June 2014, FCR increased its credit facility from C$ 600 million to C$ 700 million (whereby FCR has revolving credit lines in a total amount of C$ 820 million) and also extended the period of the credit facility until June 30, 2017. In addition, the interest on the credit facility was reduced from Canadian Libor + 1.325% or Prime + 0.325% to Canadian Libor + 1.20% or Prime + 0.20%. Likewise, FCR received a one-year extension on an existing credit line in the amount of C$ 75 million, until December 31, 2015 and reduced the interest thereon from Canadian Libor + 1.25% or Prime + 0.25% to Canadian Libor + 1.125% or Prime + 0.125%.

D.               For details regarding an issuance of equity made by FCR in the amount of C$ 100 million, and the Company’s participation in the aforesaid issuance of equity, refer to Note 3a3 to the financial statements.

Update to Section 8 – Acquisition, development and operation of shopping centers in Northern Europe

A.               On June 9, 2014, CTY closed a private offering of 77.9 million shares (which constituted 15% of CTY’s share capital following the offering) for a total consideration of EUR 206.4 million (EUR 2.65 per share) to CPP Investment Board European Holdings S.אr.l (“CPPIBEH”), a wholly-owned subsidiary of Canada Pension Plan Investment Board (the "Private Offering"). At the same time as CTY and CPPIBEH entered into the Private Offering agreement, the Company entered into a governance agreement with CPPIBEH, as described below in the update to Section 23.

Moreover, on July 8, 2014, CTY completed a rights issuance of shares to all its shareholders, with a scope of 74.2 million new shares, at a price of EUR 2.65 per share, and in a total amount of EUR 196.5 million (the "Rights Issuance"). The Company’s share in the Rights Issuance is 33 million CTY shares, which have been issued to the Company for a consideration of EUR 87.6 million, of which EUR 5.2 million was invested in the context of fulfilling an underwriting undertaking that the Company had given to CTY in connection with the aforesaid issuance.

After the closing of the Private Offering and the Rights Issuance, the Company holds 42.2% of CTY’s share capital and voting rights.

B.                In July 2014, the S&P rating agency upgraded CTY’s credit rating from BBB- to BBB, with a stable outlook.

In July 2014, the Moody’s rating agency upgraded CTY’s credit rating from Baa3 to Baa2, with a stable outlook.

C.                For details regarding the public offering made by CTY of EUR 350 million par value of unsecured debentures bearing annual interest at the rate of 2.5%, refer to Note 5b to the financial statements.

D.               For details regarding the Company’s purchase of 3.5 million CTY shares after the Reporting Date, in an amount of EUR 8.8 million, refer to Note 5d to the financial statements.

Update to Section 9 – Acquisition, development and operation of shopping centers in Central and Eastern Europe

A.               For details regarding the public offering made by ATR of EUR 350 million par value of unsecured debentures bearing annual interest at the rate of 3.625%, refer to Note 5a to the financial statements.

B.                 For details regarding the Company’s purchase of 4.7 million ATR shares after the Reporting Date, in an amount of EUR 18 million, refer to Note 5e to the financial statements.

Update to Section 10 – Development and construction of residential projects

A.               In April 2014, Gazit Development enlarged the credit line that it had granted to Dori Construction by a further NIS 55 million (to a total amount of NIS 130 million), under the same terms and upon its request extended it through December 2015.

B.                 In June 2014, the Company granted Gazit Development a credit line in the amount of NIS 120 million through December 31, 2016, and Gazit Development granted a credit line under identical terms to Dori Construction, which will be utilized under “back to back” terms vis-א-vis the credit line provided by the Company to Gazit Development.

C.                On June 1, 2014, Dori Group published a notice that an exchange offer to repurchase all the shares of Dori Construction, in whose issued share capital the Dori Group has a 59.7% interest, within the framework of which it is making an offer to all Dori Construction’s shareholders for the purchase of all the Dori Construction shares that they hold in exchange for Dori Group ordinary shares, in a ratio of 1.95 Dori Group shares for each Dori Construction share. The exchange offer was not accepted by the proportion of Dori Construction shareholders required by law in order to close it.

D.               As a result of the anticipated loss reported by Dori Construction on July 26, 2014, the Company’s Board of Directors has approved extending a loan to Gazit Development in the amount of up to NIS 200 million, to be used to strengthen the capital structure of Dori Group. Consequently, on August 21, 2014, Gazit Development presented a scheme for investment in Dori Group, that includes the following elements:

1.                 The issuance of equity in the amount of NIS 130 million by means of a private placement of Dori Group shares to Gazit Development, based on the price of the Dori Group’s share on July 24, 2014 (NIS 1.3130 per share), whereby, following the allocation, Gazit Development’s holding interest (directly and indirectly) in Dori Group will amount to 85% of Dori Group’s share capital.

2.                 The assignment to Dori Group of the credit lines that Gazit Development had granted to Dori Construction between February 2014 and June 2014 in the total amount of NIS 250 million (the “Assigned Credit Lines”), in return for the issuance of a perpetual capital note by Dori Group to Gazit Development, with a par value amount of NIS 250 million. The capital note bears interest, which will only be payable if Dori Group should decide to distribute a dividend. Up to one half of the capital note will be convertible into shares of Dori Group, commencing 6 months after the date of issuing the capital note, at a conversion rate of NIS 1.3130 per share, subject to the percentage of the public’s interests in Dori Group following the conversion not being less than 15%.

3.                  Dori Group undertook to offer Dori Construction that one half of the Assigned Credit Lines will be converted into shares of Dori Construction, based on the closing price of Dori Group's share on the TASE on July 24, 2014 (NIS 2.5 per share).

4.                 Gazit Development will grant Dori Group a credit facility in the amount of NIS 70 million, which may only be drawn on if and insofar as Dori Group will close a purchase offer for the debentures (Series A) of Dori Construction, in any manner; Gazit Development may waive the said condition at its sole discretion.

5.                 Dori Group undertook to use the funds, which it will obtain from the private placement and the drawdown of loans from the credit facility, mainly to strengthen the capital structure, the liquidity and the cash flow of Dori Construction, including the provision of liquid means to Dori Construction for its current needs.

On September 28, 2014, the general meeting of Dori Group approved that part of the scheme referred to above that was subject to its approval. In Addition, on November 24, 2014 Gazit Development committed that the amount mentioned in section 4 above, will be granted for the settlement of Dori Construction debentures (Series A) by any fashion.

E.                 In light of the losses reported by Dori Construction and the correction accordingly required in the financial statements, Dori Group announced in September 2014 that it was returning the dividends distributed and paid to Dori Group by Dori Construction with respect to the years 2012-2013, together with interest, in the amount of NIS 12 million.

F.                In September and October 2014, Dori Group approved the grant of a credit line to Dori Construction in the amount of NIS 85 million through December 31, 2016.

G.                In November 2014 the Company granted a credit facility to Gazit Development at an amount of NIS 50 million through November 2017, and Gazit Development committed to grant a credit facility to Dori Group (  "The additional credit line  "  ), which will be utilized under   "back to back  "   terms vis-א-vis  the credit line provided by the Company to Gazit Development. The additional credit line can be converted into perpetual capital note at Dori Group sole discretion.

H.               For details regarding the approval of the publication of a full tender offer for the shares and debentures of Dori Construction by the Board of Directors of Dori Group, refer to Note 5h to the financial statements.

I.                   For details regarding the non-compliance with financial covenants in Dori Construction, see Note 3c2 to the financial statements.

Update to Section 11.1 – Gazit Development

A.                In August 2014, Gazit Development allocated 3.0 million warrants that are convertible into shares of Gazit Development, for no consideration, by means of a rights offering. The warrants are exercisable over three years from the date of the issuance, at an exercise price of NIS 21.34 per share, which bears interest at a rate of 6.7%, linked to the CPI and subject to adjustments. On September 10, 2014, the Company exercised all the warrants allocated to it in a total amount of NIS 48.4 million, against a reduction in the outstanding loans granted to Gazit Development by the Company, and increased its interests in Gazit Development to a total of 84.65% of Gazit Development’s share capital (75% on a fully diluted basis).

B.                     In November 2014, Gazit Development allocated 1.7 million warrants that are convertible into shares of Gazit Development, for no consideration, by means of a rights offering. The warrants are exercisable over three years from the date of their issuance, at an exercise price of NIS 18.29 per share, which bears interest at a rate of 6.7%, linked to the CPI and subject to adjustments. The Company’s Board of Directors approved the exercising of all the warrants allocated to the Company in a total amount of NIS 23.5 million, against a reduction in the outstanding loans granted to Gazit Development by the Company.

C.                     For details regarding the non-compliance with a financial covenant in Gazit Development, see Note 3c3 to the financial statements.

Update to Section 11.2 – Gazit Germany

In September 2014, Gazit Germany sold a property for a gross consideration of EUR 42 million (NIS 197 million) and also entered into an agreement with a third-party for the sale of 2 other properties for a total consideration of EUR 51 million (NIS 240 million). Closure of the sale of the 2 properties is subject to fulfilling several customary prerequisites.

Update to Section 11.3 – ProMed

ProMed sold a further 12 medical office buildings in the Reporting Period to a third party for a gross consideration of U.S.$ 405 million (NIS 1.4 billion). As part of its strategy, the Company will continue to explore opportunities in order to maximize the value of ProMed's remaining properties following the sales, as noted above, over time.

Update to Section 11.4 – Gazit Brazil

During the Reporting Period, Gazit Brazil acquired a shopping center, “Top Center Shopping”, located in the city of Sao Paulo, Brazil for a consideration of BRL 145 million (NIS 226 million). In addition, since the beginning of the year, Gazit Brazil increased its share in another property by 44% to 70%, for a consideration of BRL 79 million (NIS 123 million).

Update to Section 19 – Financing

A.               For details regarding a public offering of NIS 414 million par value of unsecured debentures (Series L), by way of expanding a listed series, for a net consideration of NIS 445 million, refer to Note 3b2 to the financial statements.

B.                 In June 2014, wholly-owned subsidiaries of the Company repaid the balance of utilized credit facilities in the total amount of U.S.$ 92.5 million and canceled credit facilities in the total amount of U.S.$ 115 million, which had been extended to them by Bank Leumi (as described in Section 19.2.4 of the Periodic Report). Following the repayment, the balance on the credit facilities for the Company and other wholly-owned subsidiaries amounts to U.S.$ 250 million. In conjunction with the aforesaid repayment, the undertakings of the relevant subsidiaries toward the bank were canceled.

For details regarding an agreement entered into by the Company and wholly-owned subsidiaries for a private unsecured dollar loan to be taken from an institutional investor for the subsidiaries, in the amount of U.S.$ 100 million, bearing annual interest at the rate of 6%, refer to Note 3b4 to the financial statements.

C.                 In August 2014, the S&P Maalot rating agency reaffirmed the credit rating of all the outstanding series of debentures of the Company at a rating level of ‘ilAA-‘, with a stable outlook.

In October 2014, the Midroog rating agency reaffirmed the credit rating of all the outstanding series of debentures of the Company at a rating level of ‘Aa3’, with a stable outlook.

Update to Section 23 – Material agreements and strategic partnership agreements

A.               On May 13, 2014, the Company entered into a governance agreement with CPPIBEH with regard to their holdings in CTY. The agreement prescribes, inter alia, arrangements for the appointment of directors to the Board of CTY, pursuant to which the Company has undertaken to support the appointment of up to two directors who will be recommended by CPPIBEH, with at least one of these being independent of both CTY and CPPIBEH, and CPPIBEH has undertaken to support the appointment of up to three directors who will be recommended by the Company. The Company has also undertaken to grant CPPIBEH a tag-along right in the event of a sale of CTY shares in an amount exceeding 5% of CTY’s share capital during a twelve-month period. The agreement will terminate on the earliest of: (1) at the end of 10 years from the date of its signature; (2) upon CPPIBEH holding less than 10% of CTY’s share capital; or (3) upon the Company holding less than 20% of CTY’s share capital.

B.                On June 2, 2014, Mr. Katzman entered into an agreement with EQY, effective as of January 1, 2015, pursuant to which Mr. Katzman will continue to serve as the Chairman of the Board of Directors of EQY, under the terms set forth below (the “New Agreement”) (until the effective date of the New Agreement, the parties will be subject to the provisions of Mr. Katzman’s present employment agreement). The initial term of the New Agreement ends on December 31, 2017 and will subsequently be renewed automatically, from time to time, for one-year periods, unless either party gives the other advance notice of at least 90 days of its intent not to renew the New Agreement. Pursuant to the New Agreement, with respect to his service as Chairman of the Board of Directors of EQY, Mr. Katzman will be entitled to the compensation set forth below: (a) an annual bonus in an amount to be determined by the compensation committee of EQY; (b) 255,000 restricted share units, which will be granted to Mr. Katzman in January 2015 and which will vest as follows – 7,095 units on January 1, 2015 and 7,083 units each month over a period of 35 months beginning on February 28, 2015 and ending on December 31, 2017, subject to Mr. Katzman continuing to serve in his position at the vesting date. Mr. Katzman will be entitled to dividends and to voting rights by virtue of the aforementioned share units, but prior to their vesting, commencing from the effective date of the New Agreement (and to any special or extraordinary dividend that will be distributed commencing from the date of signing the New Agreement). In addition, Mr. Katzman has been granted rights to register his shares in EQY when the latter proposes to register its securities (in accordance with the terms prescribed in the New Agreement); (c) Mr. Katzman will also be entitled to an automobile, the reimbursement of expenses, medical insurance for himself and his family, a cell phone and equipment for his home-office.

The New Agreement prescribes provisions with respect to termination with cause and termination without cause. In this context, the New Agreement prescribes the amounts to which Mr. Katzman will be entitled upon termination of the New Agreement, including the reimbursement of expenses and also the acceleration of the vesting period of the share options and restricted shares of EQY that would have vested at any time during the year following the date of termination of the New Agreement (in accordance with the circumstances for terminating the New Agreement). Moreover, EQY has the right to redeem the restricted shares that will vest as a result of the termination of the New Agreement and, in lieu thereof, to grant Mr. Katzman financial compensation in an amount equal to the value of the redeemed shares.

Update to Section 24 – Legal proceedings update

In July and August 2014, a number of lawsuits were filed with the Economic Affairs Division of the Tel Aviv District Court to certify lawsuits as class actions, against Dori Construction, Dori Group, their directors and officers and their auditors, as well as against Gazit Development and the Company. The motions deal with damage allegedly caused to the public that invested in Dori Construction and/or Dori Group, as the case may be, as a result of the publication of allegedly misleading information in the reporting of Dori Construction, including in its financial statements, and as a result of failing to report, at the appropriate time, material adverse information concerning the financial results and the financial position of Dori Construction, and consequently, of Dori Group. The grounds for the claims that are the subject of the aforesaid motions include provisions of the Securities Law, 1968, including the inclusion of inaccurate details in the financial statements and the issuance of reports containing omissions and errors, torts of negligence under the Torts Laws, breach of a statutory duty (in relation to the Securities Law and the regulations promulgated thereunder and also the Companies Law), all with respect to the public reporting of Dori Construction. The amounts of the aforesaid claims range from NIS 13 million to NIS 75 million (subject to quantifying the exact damage in the course of the court hearings), which are not material for the Company (including on a cumulative basis).

Moreover, two derivative actions were filed against Dori Construction and Dori Group and their directors and officers in connection with a dividend distribution made by Dori Construction to its shareholders.

On November 9, 2014, the court ordered the plaintiffs in the class actions to file a single consolidated motion, other than the action on behalf of the Movement for Quality Government, and two other suits that were dismissed. With regard to the two motions to certify derivative actions, the court ruled that a decision with regard to the procedural rules in these motions will be granted on December 9, 2014, after the relevant parties have filed their positions.

Disclosure Concerning Very Material Properties Pursuant to Chapter F of the Disclosure Guideline Regarding Investment Property Activity

G CINEMA

	Quarter 3 2014	Quarter 2 2014	Quarter 1 2014	As of December 31, 2013 and for the year then ended
Value of property (NIS in 000’s)	462,027	462,027	462,027	462,027
NOI in the period (NIS in 000’s)	7,731	8,479	8,586	32,214
Revaluation gains (losses) in the period (NIS in 000’s)	(455)	(1,053)	(2)	9,966
Average occupancy rate in the period	100%	100%	100%	100%
Rate of return (%)	7.14%	7.1%	7.1%	7.0%
Average annual rental per sq. meter (NIS)	1,488	1,486	1,478	1,456
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-	-	5,020

G TWO

	Quarter 3 2014	Quarter 2 2014	Quarter 1 2014	As of December 31, 2013 and for the year then ended
Value of property (NIS in 000’s)	261,700	261,700	261,730	261,730
Land reserve and building rights (NIS in 000’s)	45,000	45,000	45,000	45,000
NOI in the period (NIS in 000’s)	4,897	4,826	4,754	19,503
Revaluation gains (losses) in the period (NIS in 000’s)	534	(543)	(492)	1,728
Average occupancy rate in the period	100%	99%	99%	100%
Rate of return (%)	7.30%	7.2%	7.2%	7.5%
Average annual rental per sq. meter (NIS)	862	861	861	867
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-	-	-

G ONE

	Quarter 3 2014	Quarter 2 2014	Quarter 1 2014	As of December 31, 2013 and for the year then ended
Value of property (NIS in 000’s)	292,500	292,500	292,500	292,500
Building rights and other adjustments (NIS in 000’s)	15,600	15,600	15,600	15,600
NOI in the period (NIS in 000’s)	5,277	5,500	5,388	21,287
Revaluation gains (losses) in the period (NIS in 000’s)	(3)	(2)	-	5,693
Average occupancy rate in the period	99%	100%	99%	100%
Rate of return (%)	7.13%	7.2%	7.3%	7.3%
Average annual rental per sq. meter (NIS)	834	838	855	841
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-	-	-

GAZIT-GLOBE LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2014

Unaudited

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS' REVIEW REPORT TO THE SHAREHOLDERS OF GAZIT-GLOBE LTD.

Introduction

We have reviewed the accompanying financial information of Gazit-Globe Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated statement of financial position as of September 30, 2014 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the periods of nine and three months then ended.    The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting" and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial statements of a certain jointly controlled company accounted for using the equity method. The investment in this jointly controlled company amounted to approximately NIS 4,157 million as of September 30, 2014, and the Group's share in its earnings amounted to approximately NIS 110 million and NIS 41 million for the periods of nine and three months then ended, respectively. The condensed interim financial statements of this company was reviewed by other auditors, whose review report has been furnished to us, and our conclusion, insofar as it relates to the financial statements in respect of this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity."    A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.    A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.    Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our above opinion, we hereby draw your attention to the matter discussed in Note 2f to the condensed interim consolidated financial statements regarding the restatement of the condensed interim consolidated financial statements as of September 30, 2013 and for the periods of nine and three months then ended in order to retroactively reflect the amendment in the estimated revenues and costs to completion of a subsidiary's construction projects.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 24 , 2014	A Member of Ernst & Young Global

	September 30,		December 31,
	2014	*)2013	2013
	Unaudited		Audited

	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	1,993	748	1,018
Short-term deposits and loans	376	752	504
Marketable securities	112	161	100
Financial derivatives	23	92	39
Trade receivables	584	695	689
Other accounts receivable	315	258	302
Inventory of buildings and apartments for sale	657	688	692
Income taxes receivable	56	15	19

	4,116	3,409	3,363

Assets classified as held for sale	1,404	573	611

	5,520	3,982	3,974
NON-CURRENT ASSETS

Equity-accounted investees	6,130	5,909	5,907
Other investments, loans and receivables	512	828	659
Available-for-sale financial assets	647	349	435
Financial derivatives	745	1,191	769
Investment property	53,310	53,836	53,309
Investment property under development	2,468	2,470	2,479
Non-current inventory	4	23	23
Fixed assets, net	162	164	160
Intangible assets, net	103	113	106
Deferred taxes	98	183	106

	64,179	65,066	63,953

	69,699	69,048	67,927

*) Restated and Retrospectively adjusted, see Notes 2f and 8.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

	September 30,		December 31,
	2014	*)2013	2013
	Unaudited		Audited

	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Credit from banks and others	383	286	257
Current maturities of non-current liabilities	2,851	2,308	2,914
Financial derivatives	61	44	32
Trade payables	849	906	940
Other accounts payable	1,306	1,263	1,272
Advances from customers and buyers of apartments	281	284	267
Income taxes payable	118	30	32

	5,849	5,121	5,714
Liabilities attributed to assets held for sale	72	54	73

	5,921	5,175	5,787
NON-CURRENT LIABILITIES

Debentures	23,287	22,218	22,231
Convertible debentures	1,238	1,283	1,221
Interest-bearing loans from financial institutions and others	10,476	14,037	12,692
Financial derivatives	83	180	169
Other liabilities	179	207	198
Deferred taxes	3,471	3,333	3,276

	38,734	41,258	39,787

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	229	229	229
Share premium	4,297	4,289	4,288
Retained earnings	5,213	5,012	5,160
Foreign currency translation reserve	(1,974)	(1,680)	(2,000)
Other reserves	109	155	146
Loans to purchase shares **)	-	-	-
Treasury shares	(21)	(21)	(21)

	7,853	7,984	7,802
Non-controlling interests	17,191	14,631	14,551

Total equity	25,044	22,615	22,353

	69,699	69,048	67,927

*) Restated and Retrospectively adjusted, see Notes 2e, 2f and 8.
**)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

November 24, 2014
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President	Gil Kotler Executive Vice President and CFO

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	**)2013	2014	**)2013	2013
	Unaudited				Audited

	NIS in millions (except for per share data)

Rental income	3,654	3,877	1,201	1,251	5,146
Property operating expenses	1,165	1,275	361	397	1,689

Net operating rental income	2,489	2,602	840	854	3,457

Revenues from sale of buildings, land and construction work performed	1,014	1,275	411	348	1,672
Cost of buildings sold, land and construction work performed	1,278	1,211	427	335	1,688

Gross profit (loss) from sale of buildings, land and construction work performed	(264)	64	(16)	13	(16)

Total gross profit	2,225	2,666	824	867	3,441

Fair value gain from investment property and investment property under development, net	354	*) 526	88	*) 119	962
General and administrative expenses	(442)	*)(450)	(146)	*)(142)	(610)
Other income	8	187	3	180	218
Other expenses	(49)	(55)	(28)	(1)	(74)

Company's share in earnings of equity- accounted investees, net	199	166	87	61	149

Operating income	2,295	3,040	828	1,084	4,086

Finance expenses	(1,483)	(1,732)	(591)	(579)	(2,185)
Finance income	254	378	30	74	549

Income before taxes on income	1,066	1,686	267	579	2,450
Taxes on income	252	162	66	19	265

Net income	814	1,524	201	560	2,185

Attributable to:

Equity holders of the Company	290	703	(13)	314	927
Non-controlling interests	524	821	214	246	1,258

	814	1,524	201	560	2,185

Net earnings (loss) per share attributable to equity holders of the Company:
Basic net earnings (loss)	1.65	4.14	(0.08)	1.78	5.41

Diluted net earnings (loss)	1.63	4.13	(0.08)	1.78	5.35

*) Reclassified, refer to Note 2d.
**) Restated and Retrospectively adjusted, see Notes 2e, 2f and 8.
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	*)2013	2014	*)2013	2013
	Unaudited				Audited

	NIS in millions

Net income	814	1,524	201	560	2,185

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations (1)	301	(1,721)	730	(164)	(2,443)
Net gains on cash flow hedges (1) (2)	64	238	52	8	239
Net gains (losses) on available-for-sale financial assets	33	10	(3)	1	(4)

	398	(1,473)	779	(155)	(2,208)
Items not to be reclassified to profit or loss:

Loss on revaluation of fixed assets in joint venture	-	(6)	-	-	(6)
Total other comprehensive income (loss)	398	(1,479)	779	(155)	(2,214)

Total comprehensive income (loss)	1,212	45	980	405	(29)

Attributable to:
Equity holders of the Company (3)	325	64	200	254	(46)
Non-controlling interests	887	(19)	780	151	17

	1,212	45	980	405	(29)

(1) Includes Group's share in other comprehensive loss of equity accounted investees	(31)	(8)	(4)	(3)	(19)

(2) Includes loss reclassification due to unwinding hedging transaction in CTY	62	118	24	-	118

(3) Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:

Net income (loss)	290	703	(13)	314	927
Exchange differences on translation of foreign operations	(33)	(767)	192	(66)	(1,087)
Net gains on cash flow hedges	36	123	25	5	123
Net gains (losses) on available-for-sale financial assets	32	11	(4)	1	(3)
Loss on revaluation of fixed assets in joint venture	-	(6)	-	-	(6)

	325	64	200	254	(46)

*) Restated and Retrospectively adjusted, see Notes 2e, 2f and 8.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of January 1, 2014 (audited)	229	4,288	5,160	(2,000)	146	*) -	(21)	7,802	14,551	22,353

Net income	-	-	290	-	-	-	-	290	524	814
Other comprehensive income (loss)	-	-	-	(33)	68	-	-	35	363	398

Total comprehensive income (loss)	-	-	290	(33)	68	-	-	325	887	1,212

Exercise, expiry and forfeiture of Company's share options	*) -	9	-	-	(9)	-	-	*) -	-	*) -
Revaluation of loans to purchase shares	-	-	*) -	-	-	*) -	-	-	-	-
Cost of share-based payment	-	-	-	-	7	-	-	7	25	32
Dividend declared **)	-	-	(237)	-	-	-	-	(237)	-	(237)
Charging the con-controlling interests share in equity deficit of subsidiary to equity holders of the company	-	-	-	-	(70)	-	-	(70)	70	-
Capital issuance to non-controlling interests	-	-	-	59	(33)	-	-	26	2,248	2,274
Acquisition of non-controlling interests	-	-	-	-	-	-	-	-	(3)	(3)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(587)	(587)

Balance as of September 30, 2014	229	4,297	5,213	(1,974)	109	*) -	(21)	7,853	17,191	25,044

*)	Represents an amount of less than NIS 1 million.
**)

In the nine month ended in September 30, 2014 the Company declared a dividend in amount of NIS 1.35 per share (a total of approximately NIS 237 million). NIS 79 million (NIS 0.45 per share) was paid on April 23, 2014, NIS 79 million (NIS 0.45 per share) was paid on July 8, 2014 and NIS 79 million (NIS 0.45 per share) was paid on October 1, 2014.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	Unaudited; Restated **)
	NIS in millions

Balance as of January 1, 2013 (audited)	219	3,805	4,531	(913)	60	*) -	(21)	7,681	14,616	22,297

Net income	-	-	703	-	-	-	-	703	821	1,524
Other comprehensive income (loss)	-	-	-	(767)	128	-	-	(639)	(840)	(1,479)

Total comprehensive income (loss)	-	-	703	(767)	128	-	-	64	(19)	45

Issue of shares net of issuance expenses	10	479	-	-	-	-	-	489	-	489
Exercise of share options into Company's shares	*) -	5	-	-	(4)	-	-	1	-	1
Revaluation of loans to purchase shares	-	-	*) -	-	-	*) -	-	-	-	-
Repayment of loans to purchase shares	-	-	-	-	-	*) -	-	*) -	-	*) -
Cost of share-based payment	-	-	-	-	6	-	-	6	17	23
Dividend paid	-	-	(222)	-	-	-	-	(222)	-	(222)
Capital issuance to non-controlling interests	-	-	-	*) -	(31)	-	-	(31)	607	576
Acquisition of non-controlling interests	-	-	-	*) -	(4)	-	-	(4)	(33)	(37)
Issue, redemption and re-purchase of convertible debentures and warrants expiry in subsidiaries	-	-	-	-	-	-	-	-	(6)	(6)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(551)	(551)

Balance as of September 30, 2013	229	4,289	5,012	(1,680)	155	*) -	(21)	7,984	14,631	22,615

*)	Represents an amount of less than NIS 1 million.
**)	Restated and Retrospectively adjusted, see Notes 2f and 8.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of July 1, 2014	229	4,297	5,305	(2,164)	41	*) -	(21)	7,687	15,362	23,049

Net income (loss)	-	-	(13)	-	-	-	-	(13)	214	201
Other comprehensive income	-	-	-	192	21	-	-	213	566	779

Total comprehensive income (loss)	-	-	(13)	192	21	-	-	200	780	980

Exercise of share options into Company's shares	*) -	*) -	-	-	*) -	-	-	*) -	-	*) -
Revaluation of loans to purchase shares	-	-	*) -	-	-	*) -	-	-	-	-
Cost of share-based payment	-	-	-	-	2	-	-	2	15	17
Dividend declared **)	-	-	(79)	-	-	-	-	(79)	-	(79)
Charging the con-controlling interests share in equity deficit of subsidiary to equity holders of the Company	-	-	-	-	5	-	-	5	(5)	-
Capital issuance to non-controlling interests	-	-	-	(2)	40	-	-	38	1,186	1,224
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(147)	(147)

Balance as of September 30, 2014	229	4,297	5,213	(1,974)	109	*) -	(21)	7,853	17,191	25,044

*)	Represents an amount of less than NIS 1 million.
**)	On August 31, 2014 the Company declared a dividend in amount of NIS 0.45 per share (a total of approximately NIS 79 million), that was paid on October 1, 2014.
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	Unaudited; Restated **)
	NIS in millions

Balance as of July 1, 2013	229	4,289	4,773	(1,614)	153	*) -	(21)	7,809	14,594	22,403

Net income	-	-	314	-	-	-	-	314	246	560
Other comprehensive income (loss)	-	-	-	(66)	6	-	-	(60)	(95)	(155)

Total comprehensive income (loss)	-	-	314	(66)	6	-	-	254	151	405

Exercise of share options into Company's shares	*) -	*) -	-	-	*) -	-	-	*) -	-	*) -
Revaluation of loans to purchase shares	-	-	*) -	-	-	*) -	-	-	-	-
Cost of share-based payment	-	-	-	-	2	-	-	2	7	9
Dividend declared	-	-	(75)	-	-	-	-	(75)	-	(75)
Capital issuance to non-controlling interests	-	-	-	-	(6)	-	-	(6)	29	23
Redemption and Re-purchase of convertible debentures and warrants expiry in subsidiaries	-	-	-	-	-	-	-	-	(7)	(7)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(143)	(143)

Balance as of September 30, 2013	229	4,289	5,012	(1,680)	155	*) -	(21)	7,984	14,631	22,615

*)	Represents an amount of less than NIS 1 million.
**)	Restated and Retrospectively adjusted, see Notes 2f and 8.
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	Audited
	NIS in millions

Balance as of January 1, 2013	219	3,805	4,531	(913)	60	*) -	(21)	7,681	14,616	22,297

Net income	-	-	927	-	-	-	-	927	1,258	2,185
Other comprehensive income (loss)	-	-	-	(1,087)	114	-	-	(973)	(1,241)	(2,214)

Total comprehensive income (loss)	-	-	927	(1,087)	114	-	-	(46)	17	(29)

Issue of shares net of issuance expenses	10	479	-	-	-	-	-	489	-	489
Exercise of share options into Company's shares	*) -	4	-	-	(4)	-	-	*) -	-	*) -
Revaluation of loans to purchase shares	-	-	*) -	-	-	*) -	-	-	-	-
Repayment of loans to purchase shares	-	-	-	-	-	*) -	-	*) -	-	*) -
Cost of share-based payment	-	-	-	-	10	-	-	10	21	31
Dividend paid	-	-	(298)	-	-	-	-	(298)	-	(298)
Capital issuance to non-controlling interests	-	-	-	-	(30)	-	-	(30)	626	596
Acquisition of non-controlling interests	-	-	-	-	(4)	-	-	(4)	(33)	(37)
Issue, redemption and re-purchase of convertible debentures and warrants expiry in subsidiaries	-	-	-	-	-	-	-	-	(8)	(8)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(688)	(688)

Balance as of December 31, 2013	229	4,288	5,160	(2,000)	146	*) -	(21)	7,802	14,551	22,353

*)	Represents an amount of less than NIS 1 million.
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	**)2013	2014	**)2013	2013
	Unaudited				Audited

	NIS in millions

Cash flows from operating activities:

Net income	814	1,524	201	560	2,185

Adjustments required to present net cash provided by operating activities:

Adjustments to the profit or loss items:

Finance expenses, net	1,229	1,354	561	505	1,636
Company's share in earnings of equity-accounted investees, net	(199)	(166)	(87)	(61)	(149)
Fair value gain from investment property and investment property under development, net	(354)	*)(526)	(88)	*)(119)	(962)
Depreciation and amortization	26	25	10	7	34
Taxes on income	252	162	66	19	265
Impairment loss of other assets	-	-	-	-	2
Capital loss, net	48	42	29	-	53
Change in employee benefit liability, net	(1)	-	-	-	-
Loss from decrease in holding interest and disposal of investees, net	1	11	-	-	11
Gain from bargain purchase	-	(173)	-	(173)	(198)
Cost of share-based payment	32	23	17	6	41

	1,034	752	508	184	733

Changes in assets and liabilities items:

Decrease (increase) in trade receivables and other accounts receivable	106	(50)	13	99	(138)
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	23	(54)	4	(23)	(13)
Decrease in trade and other accounts payable	(109)	(276)	(76)	(47)	(54)
Increase (decrease) in tenants' security deposits, net	6	(3)	(53)	(4)	8

	26	(383)	(112)	25	(197)

Net cash provided by operating activities before interest, dividend and taxes	1,874	1,893	597	769	2,721

Cash received and paid during the year for:

Interest paid	(1,393)	(1,428)	(399)	(374)	(1,843)
Interest received	79	27	17	8	218
Dividend received	185	109	53	38	155
Taxes paid	(24)	(58)	(3)	(34)	(69)
Taxes received	1	7	-	-	7

	(1,152)	(1,343)	(332)	(362)	(1,532)

Net cash provided by operating activities	722	*) 550	265	*) 407	1,189

*) Reclassified due to implementation of accounting standards.
**) Restated and Retrospectively adjusted, see Notes 2e and 2f.
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited				Audited

	NIS in millions

Cash flows from investing activities:

Capital return and Proceeds from sale of investees	27	54	-	-	54
Investment and loans to investees	(126)	(1,190)	(39)	(427)	(1,275)
Acquisition, construction and development of investment property	(2,434)	***)(2,010)	(1,089)	***)(536)	(2,994)
Investments in fixed assets	(4)	(20)	(1)	(15)	(50)
Proceeds from sale of investment property	2,015	1,777	1,292	153	2,136
Proceeds from sale of fixed assets	3	3	2	1	38
Grant of long-term loans	(56)	**)(245)	-	**)(64)	**)(245)
Collection of long-term loans	218	330	-	226	329
Short-term investments, net	76	**)(216)	140	**)(6)	**) 34
Investment in financial assets	(236)	**)(235)	(29)	**)(212)	(345)
Proceeds from sale of financial assets	103	**) 108	37	**) 103	110

Net cash provided by (used in) investing activities	(414)	***)(1,644)	313	***)(777)	(2,208)

Cash flows from financing activities:

Issue of shares net of issuance expenses	-	489	-	-	489
Repayment of loans granted for purchase of Company's shares	-	*) -	-	-	*) -
Exercise of share options into Company's shares	*) -	*) -	*) -	-	*) -
Capital issuance to non-controlling interests, net	2,208	505	1,189	1	536
Acquisition of non-controlling interests	(10)	(102)	(7)	-	(102)
Dividend paid to equity holders of the Company	(158)	(147)	(79)	(76)	(298)
Dividend paid to non-controlling interests	(590)	(551)	(151)	(139)	(698)
Receipt of long-term loans	1,135	1,107	367	68	1,429
Repayment of long-term loans	(3,395)	(5,197)	(575)	(831)	(4,820)
Receipt (repayment) of long-term credit facilities from banks, net	(263)	32	(754)	787	(1,084)
Short-term credit from banks and others, net	153	4	(308)	75	(83)
Repayment and early redemption of debentures and convertible debentures	(662)	(1,058)	(375)	(225)	(1,366)
Issue of debentures and convertible debentures	2,093	5,141	193	174	6,033
Unwinding of hedging transactions	123	-	-	-	392

Net cash provided by (used in) financing activities	634	223	(500)	(166)	428

Exchange differences on balances of cash and cash equivalents	33	(64)	20	(25)	(74)

Increase (decrease) in cash and cash equivalents	975	(935)	98	(561)	(665)

Cash and cash equivalents at the beginning of the period	1,018	1,683	1,895	1,309	1,683

Cash and cash equivalents at the end of the period	1,993	748	1,993	748	1,018

*) Represent an amount of less than NIS 1 million.
**) Reclassified.
***) Reclassified due to implementation of accounting standards.
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2014	2013	2014	2013	2013
		Unaudited				Audited

		NIS in millions

(a)	Significant non-cash transactions:

	Conversion and interest payment of convertible debentures into subsidiary's shares	66	67	35	36	67

	Dividend payable to equity holders of the Company	79	76	79	76	-

	Dividend payable to non-controlling interests	83	81	83	81	77

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

NOTE 1:-	GENERAL

a.                These condensed interim consolidated financial statements have been prepared in a condensed format as of September 30, 2014 and for the nine months then ended (the "reporting period") and for the  three months then ended (collectively: "condensed interim consolidated financial statements").    These condensed interim consolidated financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2013 and for the year then ended and accompanying notes, that were re-published due to their adjustment by way of restatement and that were authorized by the board of directors on September 10, 2014 ("annual financial statements").

b.                 As of September 30, 2014 (the "reporting date"), the Group has a working capital deficiency of New Israeli Shekels ("NIS")   0.4   billion. The Group has unused approved credit facilities in the amount of NIS   8.9   billion available for immediate drawdown. The Company's management believes that these sources, as well as the positive cash flow provided by operating activities, will allow each of the Group's companies to repay their current liabilities when due.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.                 Basis of preparation of the interim condensed consolidated financial statements

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting", and in accordance with the disclosure requirements of Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

b.                 New standards, interpretations and amendments initially adopted by the Company

The significant accounting policies and methods of computation adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements, except for the noted below:

Amendments to IAS 36, Impairment of Assets

In May 2013, the IASB published amendments to IAS 36, Impairment of Assets (the “Amendments”) dealing with disclosure requirements with regard to fair value less costs of disposal of assets. The Amendments include additional disclosure requirements regarding the recoverable amount and the fair value.

The Amendments are effective prospectively beginning from January 1, 2014. The initial adoption of the Amendments had no material impact on the Company's financial statement.

International Financial Reporting Clarification No. 21 (IFRIC 21), Levies

In May 2013, the IASB published International Financial Reporting Clarification No. 21 (IFRIC 21 (the “Interpretation”) regarding levies that are imposed by a government through legislation. Pursuant to the Interpretation, an obligation for the payment of a levy will only be recognized upon the occurrence of the event creating the payment obligation. The Interpretation is effective from January 1, 2014. Due to the initial adoption of the Interpretation, the property operating expenses decreased by an amount of NIS 10 million (the Company's share NIS 5 million). The impact on the comparative numbers is not material.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.                 Disclosure of new IFRS's in the period prior to their adoption

IFRS 15, Revenue from Contracts with Customers

The Standard introduces the following five-step model that applies to revenue from contracts with customers:

Step 1: Identify the contract with a customer, including reference to contract consolidation and accounting for contract modifications.

Step 2: Identify the distinct performance obligations in the contract.

Step 3: Determine the transaction price, including reference to variable consideration, financing components that are significant to the contract, non-cash consideration and any consideration payable to the customer.

Step 4: Allocate the transaction price to the separate performance obligations on a relative stand-alone selling price basis using observable information, if it is available, or by making estimates and assessments.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation over time or at a point in time.

The Amendment will be adopted retrospectively from the financial statements for annual periods beginning on January 1, 2017 or thereafter. Earlier application is permitted.

The Company is evaluating the possible impact of the adoption of IFRS 15 but is presently unable to assess their effect, if any, on the financial statements.

Amendment to IAS 40, Investment Property

The amendment clarifies that, at the time of determining whether an acquired investment property is an asset or a business (with regard to the existence of a business combination), no reliance is to be placed on the “ancillary services” characteristic referred to in IAS 40; instead, use should be made of the criteria for the existence of a business referred to in IFRS 3 (section B7 - Inputs, outputs and processes). The “ancillary services” characteristic is intended only to differentiate between investment property and property used by its owners.

The amendment is effective prospectively for annual periods beginning on or after July 1, 2014. The Company examines the effect of the amendment on the financial statements.

Amendments to IFRS 11, "Joint Arrangements", regarding the acquisition of interests in a joint operation in which the activity constitutes a business as defined in IFRS 3

On May 6, 2014, the IASB issued amendments to IFRS 11, "Joint Arrangements" ("the Amendment") that prescribe the accounting treatment of the acquisition of interests in a joint operation in which the activity constitutes a business as defined in IFRS 3.

The Amendment requires the acquirer of interests in such a transaction to account for the transaction as a business combination in accordance with IFRS 3 and with other relevant IFRSs.

The Amendment will be adopted prospectively from the financial statements for annual periods beginning on January 1, 2016 or thereafter. Earlier application is permitted.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.                 Reclassification

In March 2014, the IFRIC published a clarification pursuant to which internal fixed costs are not to be considered as incremental costs and are thus not to be considered as incremental costs for the purposes of IAS 17, Leases. As a result of the aforesaid clarification, the Group classifies internal costs that were incurred in the leasing of properties (primarily salary expenses) as part of “General and administrative expenses”, instead of capitalizing them to “Investment property” and immediately amortizing them to fair value gain from investment property line item. The reclassification impact totaled to an amount of NIS 22 million and NIS 6 million in the nine-month and three-month periods ended September 30, 2013, respectively. In addition, the Company reclassified the cash flow statements of the aforementioned periods and in the same amounts, decreasing the cash flow provided by operating activities against a decrease in the cash flow used in investing activities. It is clarified that the aforementioned reclassification has no effect on the Group's net income and or financial position.

e.                 Publication of a clarification to IAS 12, Income Taxes

In July 2014, the IFRIC published a clarification with regard to the accounting treatment of taxes on income in situations where an entity is holding single asset entities and where the manner in which the entity expects to realize the investment is by selling the shares of the single asset entity, rather than by disposing of the asset itself (the “Clarification”). Through the publication date of the Clarification, the Group applied an interpretation pursuant to which the Group provided for deferred taxes only with respect to the temporary differences arising with respect to a sale of shares of the single asset entity, in accordance with the tax implications and the tax rate relevant to the customary practice on realizing the assets, and deferred taxes were not provided with respect to temporary differences relating to a sale of the asset itself. As a result of implementing the Clarification, the Group also provides for deferred taxes with respect to the temporary differences that arose in connection with the assets of the single asset entity (primarily investment property).

The comparative data in the financial statements have been retrospectively restated in conjunction with the implementation of the Clarification.

With regard to the impact of implementing the Clarification on the financial statements, refer to Note 8 below.

          f.        Restatement

As part of the process of preparing the financial statements of Dori Construction for the second quarter of 2014, Dori Construction carried out a comprehensive examination of the estimates of anticipated revenues and costs of its projects. The results of the aforesaid examination indicated a material deviation in the estimates of anticipated revenues and costs of the projects of Dori Construction, compared with the existing estimates through to that time. In light of the aforesaid, the board of directors of Dori Construction appointed a special committee of the Board of Directors and granted it extensive powers in order, inter alia, to supervise the process of examining and verifying the estimates of anticipated revenues and costs of Dori Construction is projects. Within this framework, an independent, external inspector was appointed, who conducted independent testing of the various estimates of Dori Construction’s projects and also tested the reasonability of the assumptions and estimates of the anticipated revenues and costs that Dori Construction had used in its aforesaid examination.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As a result of the aforesaid examinations, a material deviation was discovered in the estimates of anticipated revenues and costs of the projects of Dori Construction, compared with the existing estimates in a net amount of NIS 441 million. The differences in the project estimates arise, inter alia, from delays in the construction and engineering failures that increased construction costs, cash flow problems that caused delays in payments to contractors and suppliers and which resulted in a slowdown in the projects' construction and the accrual of additional overhead expenses, from under-pricing the project and also from changes in the estimate of warranty provision.

In light of the deviation in the estimate of the anticipated revenues and costs in various projects of Dori Construction, Dori Construction reviewed the allocation of the amounts to the prior reporting periods. Following the aforesaid review, Dori Construction reached the conclusion that the financial statements for prior reporting periods, beginning from the fourth quarter of 2012, needed to be corrected. As a result of the aforesaid, the Company has restated its financial statements as of December 31, 2013 and for the year then ended and as of September 30, 2013 and for the periods of nine and three months then ended. With regard to the impact of correcting the error on the financial statements, refer to Note 8 below.

In light of the aforesaid, on September 10, 2014, the Company republished its annual financial statements for 2013 and for the first quarter of 2014, in order to retrospectively reflect therein the effect of correcting the error in the estimates of the anticipated revenues and costs of Dori Construction and of the profit resulting therefrom in the projects of Dori Construction.

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD

a.          Capital issuance by the Group

1.          On June 9, 2014, CTY completed a private offering of approximately 77.9 million shares (that constitute 15% of CTY's shares after the offering), for approximately € 206.4 million (at € 2.65 per share), to CPP Investment Board European Holdings S.אr.l (“CPPIBEH”), a wholly-owned subsidiary of the Canada Pension Plan Investment Board, (the “Private Offering”).

Simultaneously, the Company has entered into an agreement with CPPIBEH, which provides arrangements for the appointment of directors for the board of directors of CTY, and that the Company shall grant CPPIBEH a tag-along right for a sale of CTY shares under certain conditions.

In addition, on July 8, 2014 CTY completed a rights issuance to its shareholders of approximately 74.2 million shares at a price of € 2.65 per share, for an aggregate amount of approximately € 196.5 million (the “Rights Issuance”). The Company purchased as part of the Right Issuance approximately 33.0 million in consideration for € 87.6 million (NIS 411 million).

Following the closing of the Private Offering and the rights issuance, the Company's interest in CTY decreased to 42.2%. Since the Company remained in effective control over CTY, the Company recognized an equity decrease at an amount of NIS 13 million that was recognized in capital reserves.

2.          In August 2014, Gazit Development allocated 3.0 million warrants that are convertible into shares of Gazit Development, for no consideration, by means of a rights issuance. The warrants are exercisable over three years from the issuance, at an exercise price of NIS 21.34 per share, which bears interest at a rate of 6.7%, linked to the CPI and subject to adjustments. The Company exercised all of the warrants allocated to it in a total consideration amount of NIS 48.4 million, against a reduction in the outstanding loans granted to Gazit Development by the Company, and increased its interests in Gazit Development to a total of 84.65% of Gazit Development's share capital (75% on a fully diluted basis). There was no material change in the Company’s shareholders equity due to the above mentioned rights issuance.

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

3.          In September 2014 FCR completed a public offering in Canada of approximately 5.3 million shares, for C$ 19.06 per share, for a total consideration of C$ 100 million (NIS 323 million). The Company acquired 883 thousand shares of the shares offered as aforesaid for total consideration of C$ 16.8 million. In addition, FCR has granted to the Offering's underwriters an option to acquire from it at the Offering price, an additional 787.5 thousand shares. This option expired after a period of 30 days from the date of closing the Offering .As a result of the Offering, the Company's interest in FCR decreased to 44.2%, and the Company recognized an equity increase in an amount of NIS 11 million, which was recognized in other reserves.

4.          In September 2014, EQY completed a public offering in United States of approximately 3.8 million shares, for U.S.$ 23.3 per share, for a total consideration of U.S.$ 88.9 million (NIS 257 million). EQY has granted to the Offering's underwriters an option, to acquire from it at the Offering price, up to an additional 574 thousand shares. This option expired after a period of 30 days from the date of closing the Offering.

In addition, EQY issued in a private placement to a wholly owned subsidiary of the Company 675 thousands shares in consideration for U.S.$ 15.7 million (NIS 42 million). As a result of the Offering, the Company's interest in EQY decreased from 45.0% to 43.9%, and the Company recognized an equity increase in an amount of NIS 45 million, which was recognized in other reserves.

b.         Debenture raising by the Group

1.          During the Reporting period, FCR issued to the public in Canada C$ 300 million par value (NIS 965 million) unsecured debentures (series R), by way of an expansion of a listed series. The debentures bear a fixed annual interest rate of 4.79% and are payable in one installment in August 30, 2024.

2.          In April 2014 the Company issued to the public NIS 414 million par value unsecured debentures (series L), by way of an expansion of a listed series for net consideration of NIS 445 million with an effective annual interest rate of 3.45%.

The parent company purchased, as part of the issuance, NIS 27 million par value unsecured debentures (series L) in consideration for NIS 29 million.

3.          In June and July 2014 FCR issued to the public in Canada C$ 210 million par value (NIS 694 million) unsecured debentures (series S). The debentures bear a fixed annual interest rate of 4.32% and payable in one installment on July 31, 2025.

FCR used the aforesaid proceeds of the offering, inter alia, to early redeem its C$ 100 million (NIS 330 million) debentures (series F) that bear an annual interest rate of 5.32% and were originally redeemable in October 2014.

4.          In June 2014 the Company and wholly owned subsidiaries engaged in an agreement with institutional investor, of a U.S.$ 100 million (NIS 344 million) unsecured term loan to the wholly-owned subsidiaries, in which the Company is a guarantor, which matures on September 2027. The term loan bears fixed annual U.S.$ interest rate of 6%, payable semi annually in March and September. The term loan agreement includes financial and other customary covenants.

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

c.          Other events

1.          In June 2014, EQY and Mr. Katzman entered into an agreement for the period commencing on January 1, 2015 and ending on December 31, 2017, according to which Mr. Katzman will continue serving as EQY's Chairman of the Board of Directors. Pursuant to the provisions in the agreement, at the end of the period, the agreement will be automatically renewed on a yearly basis, unless one party objects. According to the agreement, Mr. Katzman is entitled to an annual grant which is determined at the discretion of EQY's compensation committee as well as to a reimbursement of expenses with respect to his position. The agreement also sets forth provisions relating to its termination by either EQY or Mr. Katzman and the compensation to which Mr. Katzman will be entitled to upon termination. In additional, on January 1, 2015 255,000 restricted shares will be granted to Mr. Katzman, which will vest every month over 35 months commencing on February 28, 2015 and ending on December 31, 2017, in unequal instalments in accordance with the terms of the agreement.

2.          Further to that stated in Note 2f  above regarding the deviations in the estimates of revenues and costs of the projects being performed by Dori Construction and the restatement of the financial statements of Dori Construction and of the Company, as of the reporting date Dori Construction has a capital deficiency attributable to its equity holders of NIS 241million. As of the Reporting Date and the approval date of the financial statements Dori Group and Dori Construction stated in their financial statements the following:

a.      In relation to the commitments of Dori Group to various financial institutions to comply with financial covenants, at the request of Dori Group all the aforesaid financial institutions have confirmed that the commitments to meet the aforementioned financial ratios will apply only with effect from the financial statements to December 31, 2014 and thereafter (and, in relation to one financial institution, said commitment will apply only with effect from the financial statements for the first quarter of 2015). The aforesaid will also apply in relation to the financial statements of Dori Group for prior periods that are to be restated, should this occur.

b.      In relation to the commitments of Dori Construction to various financial institutions to meet various financial ratios, in August 2014, at the request of Dori Construction, all the financial institutions that had extended credit facilities to Dori Construction confirmed that the commitments of Dori Construction to them to comply with certain financial covenants, will apply only with effect from the financial statements of Dori Construction for December 31, 2014 and thereafter, and in relation to one financial institution, said commitment will apply only with effect from the financial statements for the first quarter of 2015. The aforesaid will also apply in relation to the financial statements of Dori Construction for prior periods that are to be restated, should this occur.

c.        As of December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014 Dori Construction is not in compliance with the financial ratios prescribed in the trust deed of its debentures (Series A) and, as a precaution, with respect to breach and remedy periods of financial ratios according to the trust deed, with effect from the financial statement of the third quarter of 2014, the holders of the said debentures might claim for a cause for an immediate redemption.  Respectively, Dori Construction classified its debenture as a current liability.

3.          In accordance with the provisions of the agreement with a financing entity, Gazit Development has undertaken to comply with a financial covenant to maintain a minimum equity of not less than NIS 500 million (the “Covenant”). As of September 30, 2014, Gazit Development’s equity amounted to NIS 477 million. In accordance with the provisions of the agreement, Gazit Development has a limited period during which it is required to remedy the breach (the “Remediation Period”). Accordingly, the Company has decided to act to increase the equity of Gazit Development whereby, by the end of the Remediation Period, Gazit Development will be in compliance with the Covenant, refer to Note 5f below.

4.          In July 2014, S&P upgraded CTY's long-term credit rating from BBB- to BBB, with a stable outlook.

In July 2014, Moody's upgraded CTY's long-term credit rating from Baa3 to Baa2, with a stable outlook.

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

5.          On August 14, 2014 S&P Maalot reaffirmed the credit rating of all of the outstanding debentures of the Company at 'ilAA-', with a stable outlook.

On October 19, 2014 Midrug reaffirmed the credit rating of all of the outstanding debentures of the Company at Aa3, with stable outlook.

6.          In August 2014, the board of directors of the Company approved to grant a loan to Gazit Development up to NIS 200 million for presenting a scheme for investment in Dori's Group equity, which includes the following elements:

a.          The issuance of equity in the amount of NIS 130 million by means of a private placement of Dori Group shares to Gazit Development, whereby, following the allocation, Gazit Development’s holding interest (directly and indirectly) in Dori Group will amount to 85% of Dori Group’s share capital.

b.         The assignment to Dori Group of the credit lines that Gazit Development had granted to Dori Construction between February 2014 and June 2014 in the total amount of NIS 250 million (the “Assigned Credit Lines”), in return for the issuance of a perpetual capital note by Dori Group to Gazit Development, with a par value amount of NIS 250 million. The capital note bears interest, which will only be payable if Dori Group should decide to distribute a dividend. Up to one half of the capital note will be convertible into shares of Dori Group, under certain conditions.

c.          Dori Group undertook to offer Dori Construction that one half of the Assigned Credit Lines will be converted into shares of Dori Construction.

d.         Gazit Development will grant Dori Group a loan in the amount of NIS 70 million, which may only be drawn on if and insofar as Dori Group will close a purchase offer for the debentures (Series A) of Dori Construction, in any manner; Gazit Development may waive the said condition at its sole discretion.

e.          Dori Group undertook to use the funds, which it will obtain from the private placement and the drawdown of loans from the credit facility, mainly to strengthen the capital structure, the liquidity and the cash flow of Dori Construction, including the provision of liquid means to Dori Construction for its current needs.

On September 28, 2014 the General Meeting of Dori Group approved the scheme elements that were subject to its approval. Elements a, b and d that mentioned above were completed immediately after the approval of Dori’s Group General meeting. In Addition, on November 24, 2014 Gazit Development undertook  that the amount mentioned in section d above, will be granted for the settlement of Dori Construction debentures (Series A) by any fashion.

7.          In July and August 2014, a number of lawsuits were filed with the Economic Affairs Division of the Tel Aviv District Court to certify lawsuits as class actions, against Dori Construction, Dori Group, their directors and officers and their auditors, as well as against Gazit Development and the Company. The motions deal with damage allegedly caused to the public that have invested in Dori Construction and/or Dori Group, as the case may be, as a result of the publication of allegedly erroneous information in the reporting of Dori Construction, including in its financial statements, and as a result of failing to report, at the appointed time, material adverse information concerning the financial results and the financial position of Dori Construction, and consequently, concerning the financial results of Dori Group. The amounts of the aforesaid claims range from NIS 13 million to NIS 75 million (subject to quantifying the exact damage in the course of the hearings on the lawsuits), which are not material for the Company (including cumulatively).

Moreover, two derivative actions were filed against Dori Construction and Dori Group and their directors and officers in connection with a dividend distribution made by Dori Construction to its shareholders.

On November 9, 2014, the court ordered the plaintiffs in the class actions to file a single unified motion on their joint behalves, apart from the action on behalf of the Movement for Quality Government, and apart from the two last actions that have been dismissed. With regard to the two motions to certify derivative actions, the court has decided that a ruling with regard to the procedural rules in these motions will be granted by it on December 9, 2014, after the relevant parties have filed their position.

NOTE 4:-	FINANCIAL INSTRUMENTS

a.                 Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, trade receivables, investments in marketable securities, short-term credit and loans, trade payables and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	September 30, 2014		September 30, 2013		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	NIS in million

Debentures	24,712	26,772	22,856	24,426	23,070	24,598
Convertible debentures	1,238	1,298	1,283	1,331	1,221	1,273
Interest bearing loans from financial institutions and others	11,974	12,380	15,761	16,128	14,767	15,090

	37,924	40,450	39,900	41,885	39,058	40,961

b.                 Classification of financial instruments by fair value hierarchy

During the reporting period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, comparing to their classification as of December 31, 2013. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

NOTE 5:-	EVENTS AFTER THE REPORTING DATE

a.            In October 2014, ATR issued to the public € 350 million par value (NIS 1,627 million) unsecured debentures that bear an annual interest rate of 3.625% and are payable in one installment in October 2022.

b.            In October 2014, CTY issued to the public € 350 million par value (NIS 1,627 million) unsecured debentures that bear an annual interest rate of 2.5% and are payable in one installment on October 1, 2024.

c.            In September 2014, the Company engaged in a private placement agreement, according to which the Company has issued to a private qualified investor 1.7 million of Company’s shares and 3.4 million of untraded warrants and to a wholly owned subsidiary of the parent company 0.7 million of Company’s shares and 1.4 million of untraded warrants for immediate total consideration of NIS 117 million reflecting price of U.S.$ 13.25 per share, and the untraded warrants were issued for no additional consideration. Each warrant is exercisable to one Company share for an exercise price of U.S.$ 13 which expires on December 29, 2014. The private placement was completed in October 2014. As of the financial statement approval date no warrants were exercised.

d.            During October 2014, the Company purchased 3.5 million CTY shares in consideration for € 8.8 million (NIS 42 million) in the stock exchange. As a result of the purchase, the Company's interest in CTY increased to 42.8% and the Company is expected to recognized an equity increase at an amount of NIS 3 million that will be recognized in capital reserves.

e.            During October 2014, the Company purchased approximately 4.7 million ATR shares in consideration for € 18.3 million (NIS 85 million) in the stock exchange. As a result of the transaction, the Company's interest in ATR increased to 41.0%. Since the Company remained in joint control over ATR, the Company expects to recognize a gain from bargain purchase at an amount of NIS 40-45 million that is calculated based on ATR’s equity and the EUR exchange rate as of September 30, 2014.

f.             In November 2014, Gazit Development allocated 1.7 million warrants that are convertible into shares of Gazit Development, for no consideration, by means of a rights offering. The warrants are exercisable over three years from the date of their issuance, at an exercise price of NIS 18.29 per share, which bears interest at a rate of 6.7%, linked to the CPI and subject to adjustments. The Company’s Board of Directors approved the exercising of all the warrants allocated to the Company in a total amount of NIS 23.5 million, against a reduction in the outstanding loans granted to Gazit Development by the Company.

g.            On November 24, 2014 the Company’s board of directors approved a grant of credit facility to Gazit Development at an amount of NIS 50 million through November 2017, and Gazit Development has undertaken to grant a credit facility with same conditions to Dori Group, that can be converted into perpetual capital note at Dori Group sole discretion.

h.            On November 24, 2014, the board of directors of Dori Group approved the publication of a full tender offer for the shares of Dori Construction, at a price of NIS 1.25 per share (and in a total amount of NIS 17.5 million) and the publication of a tender offer to purchase all the debentures (Series A) of Dori Construction, at a price of NIS 1.04 for each NIS 1 par value of the aforesaid debentures (and in a total amount of NIS 81.9 million). The completion of the tender offers are not is dependent on one another and the expiration date of their acceptance applies on December 15, 2014 and December 16, 2014, respectively. In the event of each of the said tender offers being accepted in full, and Dori Group then holding all the securities relating to the relevant purchase offer, Dori Group will act to delist the relevant securities from the TA Stock Exchange. Should the shares of Dori Construction and/or the debentures (Series A) of Dori Construction be delisted from the TA Stock Exchange, as referred to above, Dori Construction will become a private company and/or will cease to be a “debenture company”, as this term is defined in the Israeli Companies Law, as the case may be.

i.              Pursuant to the Company’s policy, the Company announces at the end of each year the anticipated dividend for the following year. In November 2014, the Company announced that the dividend to be declared in 2015 would not be less than NIS 0.46 per share per quarter (NIS 1.84 per share on an annualized basis), in place of the dividend policy announced in November 2013, pursuant to which the Company distributed NIS 0.45 per share per quarter (NIS 1.80 per share on an annualized basis). The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy

j.              On November 24, 2014 the Company declared a dividend in the amount of NIS 0.45 per share (a total of approximately NIS 80 million), payable on December 29, 2014 to the shareholders of the Company on December 15, 2014.

NOTE 6:-	OPERATING SEGMENTS

The Company reports five reportable segments according to the management approach of IFRS 8.

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central-eastern Europe	Development and performance of construction work	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the Nine months
ended September 30, 2014

Segment revenues	931	1,553	1,020	1,021	1,012	355	(1,224)	4,668

Segment results	346	901	646	601	(318)	161	(42)	2,295

Finance expenses, net								(1,229)

Income before taxes on income								1,066

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central-eastern Europe	Development and performance of construction work **)	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the Nine months
ended September 30, 2013

Segment revenues	910	1,674	1,055	999	1,172	393	(1,051)	5,152

Segment results	*) 317	*) 965	653	550	8	213	*) 334	3,040

Finance expenses, net								(1,354)

Income before taxes on income								1,686

*) Reclassified, refer to Note 2d.
**) Restated, refer to Note 2f.

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central-eastern Europe	Development and performance of construction work	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the Three months
ended 30 September, 2014

Segment revenues	303	524	333	331	412	102	(393)	1,612

Segment results	96	323	221	187	(26)	6	21	828

Finance expenses, net								(561)

Income before taxes on income								267

	NOTE 6:- OPERATING SEGMENT
		Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central-eastern Europe	Development and performance of construction work **)	Other segments	Consolidation adjustments	Total
		Unaudited
		NIS in millions
For the Three months
	ended 30 September,2013

	Segment revenues	289	534	347	328	345	130	(374)	1,599

	Segment results	*) 109	*) 315	229	185	(4)	76	*) 174	1,084

	Finance expenses, net								(505)

	Income before taxes on income								579

*)	Reclassified, refer to Note 2d.
**)	Restated, refer to Note 2f.

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central-eastern Europe	Development and performance of construction work	Other segments	Consolidation adjustments	Total
	Audited
	NIS in millions
Year ended
December 31, 2013

Segment revenues	1,201	2,216	1,406	1,345	1,569	526	(1,445)	6,818

Segment results	420	1,275	884	743	(79)	326	517	4,086

Finance expenses, net								(1,636)

Income before taxes on income								2,450

Segment assets
	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central-eastern Europe	Development and performance of construction work	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions

September 30, 2014	11,140	25,691	15,716	13,663	1,672	5,276	(3,459)	69,699

September 30, 2013	10,734	25,510	15,891	14,509	*) 1,886	6,362	(5,844)	69,048

December 31, 2013
(Audited)	10,702	24,438	15,865	14,339	1,757	6,289	(5,463)	67,927

*)	Restated, refer to Note 2f.

NOTE 7:-	ATTACHMENT OF FINANCIAL STATEMENTS AND SUMMARIZED FINANCIAL INFORMATION OF JOINTLY CONTROLLED COMPANY

The Company is attaching the financial statements of ATR, a jointly controlled company, which is being reported according to the equity method.

The financial statements of ATR are prepared according to IFRS as endorsed by the European Union ("EU"). The effect of the adjustment of ATR's financial statements from IFRS as endorsed by the EU to IFRS as published by the IASB, is not material.

The presentation currency of ATR’s financial statements is EURO (as of the reporting date the EURO exchange rate was NIS 4.6486).

Summarized financial information of ATR (As presented in ATR's financial ststements-100%)

Summarized statement of financial position:

	September 30,		December 31,
	2014	2013	2013
	Unaudited		Audited

	NIS in millions
Current assets	1,422	1,834	1,669
Non- Current assets	13,593	14,463	14,322
Current liabilities	457	569	408
Non- Current Liabilities	4,090	4,732	4,741
Equity attributed to equity holders of ATR	10,472	10,999	10,845
Non- controlling interests of ATR	(4)	(3)	(3)
Summarized statements of Comprehensive income:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited				Audited

	NIS in millions
Rental income	1,021	999	331	328	1,345
Net operating rental income	726	686	234	222	915
Operating income	419	595	174	194	640
Net income	277	405	105	154	364
Attributable to:
Equity holders of ATR	277	405	105	154	364
Non-controlling interests of ATR	*) -	*) -	*) -	*) -	*) -
Total Comprehensive income	234	401	88	130	330
Atrributable to:
Equity holders of ATR	234	401	88	130	330
Non-controlling interests of ATR	*) -	*) -	*) -	*) -	*) -

*) Represents an amount of less than NIS 1 million.

NOTE 8:-	THE EFFECT OF RESTATEMENT AND CLARFICATION TO IAS 12 ON THE FINANCIAL STATEMENTS

	Henceforth the effect of the clarification of IAS 12 as mentioned in note 2e and of the restatement as mentioned in note 2f.

	In the consolidated statements of financial position as of September 30, 2013 (unaudited)

		As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented

		NIS in millions
	ASSETS

	Trade receivables	769	-	(74)	695
	Other accounts receivable	255	-	3	258
	Inventory of buildings and apartments for sale	691	-	(3)	688
	Deferred taxes	181	-	2	183

	Total assets	69,120	-	(72)	69,048

LIABILITIES

Trade payables	895	-	11	906
Income taxes payable	38	-	(8)	30
Deferred taxes	2,986	357	(10)	3,333
Total liabilities	46,083	357	(7)	46,433

EQUITY

Retained earnings	5,216	(180)	(24)	5,012
Reserves	(1,527)	4	(2)	(1,525)
Total attributable to equity holders of the Company	8,186	(176)	(26)	7,984
Non-controlling interests	14,851	(181)	(39)	14,631
Total equity	23,037	(357)	(65)	22,615

NOTE 8:-		THE EFFECT OF RESTATEMENT AND CLARIFICATION TO IAS 12 ON THE FINANCIAL STATEMENTS (Cont.)

		In the consolidated statements of income for the nine months ended September 30, 2013 (unaudited)
			As previously reported	Impact of Clarification to IAS 12*)	Impact of Restatement	As currently presented

			NIS in millions (except for per share data)

		Revenues from sale of buildings, land and construction work performed	1,320	-	(45)	1,275
		Cost of buildings sold, land and construction work performed	1,214	-	(3)	1,211

		Gross profit from sale of buildings, land and construction work performed	106	-	(42)	64

		Company's share in earnings of equity-accounted investees, net	164	-	2	166

		Operating income	3,080	-	(40)	3,040

		Taxes on income	121	50	(9)	162

		Net income	1,605	(50)	(31)	1,524

		Attributable to:

		Equity holders of the Company	739	(25)	(11)	703
		Non-controlling interests	866	(25)	(20)	821

			1,605	(50)	(31)	1,524

		Net earnings per share attributable to equity holders of the Company:
		Basic net earnings	4.36	(0.15)	(0.07)	4.14

		Diluted net earnings	4.34	(0.15)	(0.06)	4.13

	*)

 Total IAS 12 effect on other comprehensive income is approximately NIS 11 million (NIS 5 million attributable to equity holders of the Company) due to exchange differences of translation on foreign operations.

NOTE 8:-	THE EFFECT OF RESTATEMENT AND CLARIFICATION TO IAS 12 ON THE FINANCIAL STATEMENTS (Cont.)

	In the consolidated statements of income for the Three months ended September 30, 2013 (unaudited)
		As previously reported	Impact of Clarification to IAS 12**)	Impact of Restatement	As currently presented

		NIS in millions (except for per share data)

	Revenues from sale of buildings, land and construction work performed	372	-	(24)	348
	Cost of buildings sold, land and construction work performed	337	-	(2)	335

	Gross profit from sale of buildings, land and construction work performed	35	-	(22)	13

	General and administrative expenses	*)(141)	-	(1)	(142)
	Company's share in earnings of equity- accounted investees, net	59	-	2	61

	Operating income	1,105	-	(21)	1,084

	Taxes on income	(6)	25	-	19

	Net income	606	(25)	(21)	560

	Attributable to:

	Equity holders of the Company	334	(13)	(7)	314
	Non-controlling interests	272	(12)	(14)	246

		606	(25)	(21)	560

	Net earnings per share attributable to equity holders of the Company:
	Basic net earnings	1.90	(0.07)	(0.05)	1.78

	Diluted net earnings	1.89	(0.07)	(0.04)	1.78

	*) Reclassified, refer to Note 2d.
	**) Total IAS 12 effect on other comprehensive income is immaterial.

GAZIT-GLOBE LTD.

Financial Data from the Consolidated Interim Financial Statements

Attributable to the Company

As of September 30, 2014

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

To

The Shareholders of Gazit Globe Ltd.

1 HaShalom Rd. Tel-Aviv.

Dear Sirs/Mmes.,

Re: Special review report of the separate interim financial information in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the separate interim financial information presented pursuant to Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970 of Gazit-Globe Ltd. ("the Company") as of September 30, 2014 and for the periods of nine and three months then ended.    The Company's Board of Directors and management are responsible for the separate interim financial information. We are responsible for expressing our conclusion with regard to the separate interim financial information for these interim periods, based on our review.

We did not review the separate interim financial information of a certain investee whose assets less attributable liabilities amounted to NIS 4,157 million as of September 30, 2014, and for which the Company's share of its earnings amounted to NIS 110 million and NIS 41 million in the periods of nine and three months then ended, respectively. The financial statements of this company were reviewed by other auditors, whose report has been furnished to us, and our conclusion, insofar as it relates to the financial statements with respect to this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.    A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, pursuant to the provisions of Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our above opinion, we hereby draw your attention to the matter discussed in Note g to the separate interim financial information regarding the restatement of the separate interim financial information as of September 30, 2013 and for the periods of nine and three months then ended in order to retroactively reflect the amendment in income from subsidiaries due to amendment in the estimated revenues and costs to completion of a subsidiary's construction projects.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 24 , 2014	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

Financial data and financial information from the consolidated interim financial statements attributable to the Company

Below is separate financial data and financial information from the Group's consolidated interim financial statements as of September 30, 2014, published as part of the interim reports ("consolidated financial statements") attributable to the Company, presented in accordance with the Israeli Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the annual consolidated financial statements.

Subsidiaries - as defined in Note 1 to the annual consolidated financial statements.

		September 30,		December 31,
		2014	2013	2013
		Unaudited		Audited

		NIS in millions
	ASSETS

CURRENT ASSETS

	Cash and cash equivalents	51	19	474
	Current maturities of long-term loans to subsidiaries	106	113	363
	Financial derivatives	10	83	17
	Other accounts receivable	3	5	4

	Total current assets	170	220	858

NON-CURRENT ASSETS

	Long-term loans	*) -	*) -	*) -
	Available for sale marketable securities	296	-	108
	Financial derivatives	739	1,172	743
	Loans to subsidiaries	6,150	6,929	6,267
	Investments in subsidiaries	12,886	**) 12,287	11,913
	Fixed assets, net	5	7	6

	Total non-current assets	20,076	20,395	19,037

	Total assets	20,246	20,615	19,895

*)	Represents an amount of less than NIS 1 million.
**)	Restated and retrospectively adjusted, see Note c6.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

	September 30,		December 31,
	2014	2013	2013
	Unaudited		Audited

	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Current maturities of debentures	691	491	256
Financial derivatives	38	-	-
Trade payables	2	3	4
Other accounts payable	166	164	181
Current tax payable	8	*) -	8
Dividend payable	79	76	-

Total current liabilities	984	734	449

NON-CURRENT LIABILITIES

Loans from banks and others	1,131	2,003	1,154
Debentures	10,250	9,869	10,464
Deferred taxes	28	25	26

Total non-current liabilities	11,409	11,897	11,644

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	229	229	229
Share premium	4,297	4,289	4,288
Reserves	(1,886)	**)(1,546)	(1,875)
Retained earnings	5,213	**) 5,012	5,160

Total equity	7,853	7,984	7,802

Total liabilities and equity	20,246	20,615	19,895

*) Represent an amount of less than NIS 1 million.
**) Restated and retrospectively adjusted, see Note c6.
The accompanying additional information constitutes an integral part of the separate financial data and financial information.

November 24, 2014
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President	Gil Kotler Executive Vice President and CFO

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited				Audited

	NIS in millions

Management fees from related companies	2	2	1	1	2
Finance income from subsidiaries	210	262	69	98	330
Other finance income	174	269	-	42	412

Total income	386	533	70	141	744

General and administrative expenses	47	55	14	19	79
Finance expenses	429	543	224	243	671
Other expenses	*) -	*) -	*) -	*) -	*) -

Total expenses	476	598	238	262	750

Profit (loss) before income from subsidiaries, net	(90)	(65)	(168)	(121)	(6)

Income from subsidiaries, net	381	**) 703	154	**) 324	879

Income (loss) before taxes on income	291	638	(14)	203	873

Taxes on income (tax benefit)	1	(65)	(1)	(111)	(54)

Net income (loss) attributed to the Company	290	703	(13)	314	927

*)	Represents an amount of less than NIS 1 million.
**)	Restated and retrospectively adjusted, see Note c6.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited				Audited

	NIS in millions

Net income (loss) attributed to the Company	290	703	(13)	314	927

Other comprehensive income attributed to the Company (net of tax effect):

Items that are or will be reclassified to profit
or loss:

Exchange differences on foreign currency translation	(4)	(53)	37	(45)	(59)
Gain on available for sale securities	25	-	6	-	3

Other comprehensive income (loss) attributed to the Company	21	(53)	43	(45)	(56)

Other comprehensive income (loss) attributed to subsidiaries (net of tax effect)	14	*)(580)	170	*)(15)	(911)

	35	(633)	213	(60)	(967)

Items not to be reclassified to profit or loss:

Loss on revaluation of fixed assets attributable to subsidiary	-	(6)	-	-	(6)

Total other comprehensive income (loss) attributed to the Company	35	(639)	213	(60)	(973)

Total comprehensive income (loss) attributed to the Company	325	64	200	254	(46)

*)	Restated and retrospectively adjusted, see Note c6.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	**)2013	2014	**)2013	2013
	Unaudited		Unaudited		Audited

	NIS in millions

Cash flows from operating activities of the Company

Net income (loss) attributed to the Company	290	703	(13)	314	927

Adjustments required to present net cash provided by operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation	2	1	1	1	2
Finance income, net	45	12	155	103	(71)
Income from subsidiaries, net	(381)	(703)	(154)	(324)	(879)
Cost of share-based payment	7	6	2	2	10
Taxes on income (Tax benefit)	1	(65)	(1)	(111)	(54)

	(326)	(749)	3	(329)	(992)
Changes in assets and liabilities of the Company:

Increase in other accounts receivable	(13)	(4)	-	(3)	(4)
Decrease in trade payables and other accounts payable	(2)	(4)	(6)	(5)	-

	(15)	(8)	(6)	(8)	(4)
Cash paid and received during the year by the Company for:

Interest paid	(465)	(394)	(120)	(118)	(491)
Interest received	57	1	-	*) -	191
Interest received from subsidiaries	177	187	64	74	233
Taxes paid	(9)	(28)	-	(25)	(33)
Dividend received from subsidiary	157	113	-	-	113
Dividend received	14	-	-	-	-
	(69)	(121)	(56)	(69)	13

Net cash used in operating activities of the Company	(120)	(175)	(72)	(92)	(56)

*)	Represents an amount of less than NIS 1 million.
**)	Restated and retrospectively adjusted, see Note c6.
The accompanying additional information constitutes an integral part of the separate financial data and financial information.

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited				Audited

	NIS in million
Cash flows from investing activities of the Company

Acquisition of fixed assets	(1)	(2)	-	(1)	(2)
Proceeds of sale of fixed assets	*) -	-	-	-	*) -
Investments in subsidiaries	(901)	(975)	(321)	(172)	(1,200)
Redemption of preferred shares of subsidiary	168	-	124	-	231
Loans repaid by (granted to) subsidiaries, net	371	(396)	353	(225)	212
Investment in available for sale securities	(154)	-	-	-	(105)

Net cash provided by (used in) investment activities of the Company	(517)	(1,373)	156	(398)	(864)

Cash flows from financing activities of the Company:

Issue of shares less issue expenses	-	489	-	-	489
Exercise of stock options into shares	*) -	*) -	*) -	-	*) -
Repayment of loans for purchase of company shares	-	*) -	-	-	*) -
Dividend paid to equity holders of the Company	(158)	(147)	(79)	(76)	(298)
Issue of debentures less issue expenses	445	856	-	-	1,670
Repayment and early redemption of debentures	(206)	(449)	(8)	(40)	(885)
Receipt (repayment) of long-term credit facilities from banks, net	17	33	14	450	(753)
Unwinding of hedging transactions	123	-	-	-	392

Net cash provided by (used in) financing activities of the Company	221	782	(73)	334	615

Exchange differences on balance of cash and cash equivalents	(7)	5	(6)	6	(1)

Increase (decrease) in cash and cash equivalents	(423)	(761)	5	(150)	(306)

Cash and cash equivalents at the beginning of period	474	780	46	169	780

Cash and cash equivalents at the end of period	51	19	51	19	474

Significant non-cash activities of the Company:

Exchange of loans granted to subsidiaries for share issuance	48	214	48	214	214

Dividend payable to equity holders of the Company	79	76	79	76	-

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

a.                 General

This separate financial information as of September 30, 2014 and for the nine and three months then ended have been prepared in a condensed format in accordance with the provisions of Regulation 38d of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This separate financial information should be read in conjunction with the financial information in the annual financial statements as of December 31, 2013 and for the year then ended and accompanying notes thereto, that were re-published due to their adjustment by way of restatement and that were authorized by the board of directors on September 10, 2014 and with financial information in the interim condensed consolidated financial statements as of September 30, 2014.

b.                 As of September 30, 2014 (the "reporting date"), the Company has a working capital deficiency of NIS   0.8   billion. The Company and its wholly-owned subsidiaries have approved unutilized credit facilities amounting to NIS   2.9   billion available for immediate drawdown. The Company's management believes that these sources will allow the Company to repay its current liabilities when due.

c.                 Material events during the period

1.                  In the first quarter of 2014, CTY declared a dividend amounting to € 66 million. The Company's share of this dividend, paid in March 2014, amounted to NIS 157 million.

2.                  For information regarding issuance of debentures (series L) by way of expansion of listed series in April 2014 at a net amount of NIS 445 million, refer to Note 3b2 to the consolidated interim financial statements.

3.                  For information regarding CTY's private offering in June 2014 of 77.9 million shares for total consideration of € 206.4 million (€ 2.65 per share), and of CTY's issuance for a total consideration of € 196.5 million (NIS 922 million) with Company's participation at amount of NIS 411 million, completed in July 2014, refer to Note 3a1 to the consolidated interim financial statements.

4.                 For details regarding an engagement of the Company and wholly owned subsidiaries with institutional investor, for private U.S $ term loan to the wholly owned subsidiaries in which the Company is a guarantor, refer to Note 3b4 to the consolidated interim financial statements.

5.                  For details regarding the approval of the Company’s board of directors to grant a loan to Gazit Development up to an amount of NIS 200 million for presentation of a scheme for equity investments in Dori Group by Gazit Development, refer to Note 3c6 to the consolidated interim financial statements.

6.                 For details regarding the retrospective adjustment and the restatement of the financial statements as of September 30, 2013 and for the periods of nine and three months then ended, refer to Notes 2e and 2f to the consolidated interim financial statements, as well as to section g in this report.

7.                 On August 14, 2014 S&P Maalot reaffirmed the credit rating of all the outstanding debentures of the Company at 'ilAA-', with a stable outlook.

On October 19, 2014, Midrug reaffirmed the credit rating of all the outstanding debentures of the Company at Aa3, with a stable outlook.

8.                  For details regarding Globe Development’s allocation of 3.0 million warrants by means of rights offering at an exercise price of NIS 21.34 per share and the exercise of all the warrants allocated to the Company by Gazit Development, refer to Note 3a2 to the consolidated interim financial statements.

d.                IFRS 7 - Financial Instruments

1.                  Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, financial derivatives, trade and other receivables and trade and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

d.	IFRS 7 - Financial Instruments (cont.)

		September 30, 2014		September 30, 2013		December 31, 2013
		Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
		NIS in million

	Debentures	10,941	12,327	10,360	11,712	10,720	11,866
	Loans from banks and others	1,131	1,138	2,003	2,022	1,154	1,175

		12,072	13,465	12,363	13,734	11,874	13,041

2.        Classification of financial instruments by fair value hierarchy

During the reporting period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, comparing to their classification as of December 31, 2013. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

e.     Events after the reporting date

1.          For information regarding a private placement of 1.7 million Company's shares and 3.4 million untraded warrants to a private qualified investor and 0.7 million Company’s shares and 1.4 million untraded warrants to a wholly owned subsidiary of the parent company, Refer to Note 5c to the consolidated interim financial statements.

2.          For details regarding purchase of 3.5 million CTY’s shares in consideration for € 8.8 million (NIS 42 million) in the stock market, refer to Note 5C to the consolidated interim financial statements.

3.          For details regarding Globe Development’s allocation of 1.7 million warrants by means of rights offering at an exercise price of NIS 18.29 per share and the approval of the Company’s board of director’s for the   exercise of all the warrants allocated to the Company by Gazit Development, refer to Note 5f to the consolidated interim financial statements.

4.          For information regarding the update of the Company’s dividend distribution policy for 2015, see Note 5i to the consolidated interim financial statements.

f.     Dividend declared

On November 24, 2014, the Company declared a dividend in the amount of NIS 0.45 per share (a total of approximately NIS 80 million), payable on December 29, 2014, to the shareholders of the Company on December 15, 2014.

g.	The effect of the restatement and the clrification to IAS 12 on the separate financial statements

Below is the impact of the restatement in connection with the correction of estimates of revenues and costs of the projects in Dori Construction (refer to Note 2f to the consolidated interim financial statements) and the retrospective adjustment of the clarification to IAS 12 (refer to Note 2e to the consolidated interim financial statements).

	In the statements of financial position as of September 30, 2013

		As previously reported	Impact Clarification of IAS 12	Impact of Restatement	As currently presented

		NIS in millions

	Investments in subsidiaries	12,489	(176)	(26)	12,287
	Retained earnings	5,216	(180)	(24)	5,012
	Reserves	(1,548)	4	(2)	(1,546)
	Equity holders of the Company	8,186	(176)	(26)	7,984

In the statement of income and comprehensive income:

For the Nine months ended September 30, 2013
	As previously reported	Impact Clarification of IAS 12	Impact of Restatement	As currently presented

	NIS in millions

Income from subsidiaries, net	739	(25)	(11)	703
Net income attributable to the Company	739	(25)	(11)	703
Other comprehensive income (loss) attributable to subsidiaries	(585)	5	-	(580)
Total comprehensive income (loss) attributable to the Company	95	(20)	(11)	64

For the Three months ended September 30, 2013
	As previously reported	Impact Clarification of IAS 12	Impact of Restatement	As currently presented

	NIS in millions

Income from subsidiaries, net	344	(13)	(7)	324
Net income (loss) attributable to the Company	334	(13)	(7)	314
Other comprehensive loss attributable to subsidiaries	(13)	(2)	-	(15)
Total comprehensive income (loss) attributable to the Company	276	(15)	(7)	254

Quarterly Report regarding Effectiveness of Internal Control over Financial Reporting and the Disclosure in accordance with Israeli Securities Regulation 38C(a)

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation's financial reporting and disclosure.

For the purposes of this matter, the members of management are:

  1.         Aharon Soffer, President  ;

2.             Gil Kotler, Senior Executive Vice President and Chief Financial Officer  ;

3.         Varda Zuntz, Head of Corporate Responsibility  ;

4.             Rami Vaisenberger, Vice President and Controller  ;

5.             Ronen Geles, Vice President Finance  .

Internal control over financial reporting and disclosure includes the Corporation's existing controls and procedures, which were designed by the President and the most senior officer in the finance area or under their supervision, or by a party actually executing the said functions, under the supervision of the Corporation's Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, and to ensure that information the Corporation is required to disclose in the statements it publishes under the provisions of the law is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the President and to the most senior officer in the finance area or to a party actually executing the said functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not provide complete assurance that a misrepresentation or omission of information in the statements will be avoided or discovered.

In the Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure, which was attached to the Quarterly Report for the period ended June 30, 2014 (the “Last Quarterly Report regarding Internal Control”), it was noted that the internal control as of June 30, 2014 was not effective, due to the factors described below.

Through the approval date of the report, no event or matter was brought to the attention of the Board of Directors and the management of the Corporation that changes the existing evaluation of the effectiveness of the internal control as reported in Last Quarterly Report regarding Internal Control. Consequently, a material weakness in internal control continues to exist , in the process of “income recognition and costs and revenues estimation in construction projects” in projects of the subsidiary U. Dori Construction Ltd. (“Dori Construction”) as detailed below.

Dori Construction reported that, as part of the process of preparing the financial statements of Dori Construction for the second quarter of 2014, Dori Construction carried out a comprehensive examination of the estimates of anticipated revenues and costs of its projects. The results of the aforesaid examination indicated a material deviation in the estimates of anticipated revenues and costs of the various projects of Dori Construction, compared with the existing estimates through to that time. Within the aforesaid framework, it was found, inter alia, that part of the amount of the deviation in the estimates needed to be expressed in the estimates that were used in preparing the financial statements of Dori Construction in the prior reporting periods. In light of the aforementioned, Dori Construction and, consequently, also the Corporation have retrospectively restated their financial statements as of December 31, 2013 and for the year then ended and have also restated their financial statements as of September 30, 2013 and for the periods of nine and three months then ended and have also restated their financial statements as of March 31, 2014 and for the period of three months then ended, in order to retroactively reflect therein the effect of correcting the error in the estimates of the anticipated revenues and costs of Dori Construction and of the profit resulting therefrom in the projects being performed by Dori Construction, in relation to the amounts discovered during 2014 which were required to be expressed in Dori Construction’s estimates in the various periods, the earliest of which is the fourth quarter of 2012.

Following the initial disclosure of the aforesaid deviation in the estimates, the board of directors of Dori Construction appointed a special committee, whose members are all the members of the audit committee of Dori Construction and also the director, Mr. Yehezkel (Hezi) Berkovitz (the “Special Committee”), in order, inter alia, to supervise the process of examining and verifying the estimates of anticipated revenues and costs of the projects of Dori Construction and to clarify the reason for the deviation in the estimates that was discovered in the course of preparing the financial statements for the second quarter of 2014, as referred to above. The Special Committee was granted extensive powers to examine any matter it considered appropriate. The Special Committee appointed separate, independent legal and accounting consultants to assist it in its work.

The Special Committee appointed an independent, external inspector (a reputable firm engaged in engineering supervision) (the “External Inspector”), whose duties are to examine and verify the data and aforesaid estimates. The External Inspector tested the estimates of Dori Construction and the reasonableness of the assumptions and estimates of the anticipated revenues and costs that the company had used in its examination with regard to the apportionment of the deviation in the estimates to prior periods, all in relation to a sample of projects selected by the Special Committee.

During the process of the aforesaid examination, the Special Committee also appointed an independent, external examiner (a well-reputed accountant) (the “External Examiner”) to examine the reasons and causes that led to the material deviation in the estimates, including the non-disclosure of the deviation at the relevant appropriate times, and to also make recommendations regarding actions and/or measures that are needed in order to prevent a recurrence of similar situations in the future and in order to remediate the material weakness in the internal control. As part of his examination, the External Examiner is holding meetings and interviews with various parties from Dori Construction and elsewhere (including with members of the board of directors of Dori Construction, with officers and employees (past and present) of Dori Construction and also with professional advisers of Dori Construction), and is also reviewing and examining relevant documents. The findings of the examinations and the recommendations will be summed up in a report that will be presented to the Special Committee.

As of the approval date of the report, the External Examiner had not yet completed his work.

As of the approval date of the financial statements of the Corporation as of September 30, 2014, the Special Committee had not yet completed the process of clarifying the reasons that caused the material deviation in the estimates of revenues and costs in the second quarter of 2014.

Therefore, as of the Reporting Date, based on the information previously disclosed in the Last Quarterly Report regarding Internal Control, and in the Last Annual Report regarding Internal Control and based on information brought to the attention of the management and the Board of Directors of the Corporation in relation to the process of preparing the Quarterly Report for the third quarter of 2014, as referred to above, a material weakness continues to exist in the internal control and, accordingly, the internal control is not effective.

Once the aforesaid examination process is completed, Dori Construction will act to adopt procedures to prevent the recurrence of such situations. Shortly after completion of the process, Dori Construction will act to apply the aforesaid procedures and, in particular, to strengthen the controls and to remediate the material weakness.

The board of directors of Dori Construction has instructed its management to continue acting to remediate the material weaknesses, as referred to above, as soon as possible and in no event no later than by the date of Dori Construction’s annual financial statements for 2014, and to thereby reduce the risk of material misstatement in the aforesaid financial statements.

In its financial statements for the third quarter of 2014, Dori Construction stated that management, under the supervision of Dori Construction’s Board of Directors, had taken measures, as described below, in order to ensure that, despite the existence of a material weakness in the internal control, the financial statements of Dori Construction as of September 30, 2014 were prepared in accordance with the applicable provisions:

During 2014, Dori Construction began to deploy a new ERP information system, which includes, inter alia, a project management model and budgetary control. Since, as of the Reporting Date, the model is in the initial stages of deployment, it is not fully operative and, accordingly, Dori Construction made use of alternative control procedures. Dori Construction intends to use this system to assist it in strengthening its internal control and to enhance both the availability of information and its reliability.

Further to the alternative control measures implemented in the second quarter, after the discovery of the aforementioned deviation in the estimates, the board of directors of Dori Construction instructed the External Examiner to perform an examination and verification of the data and estimates of the anticipated revenues and costs of the projects of Dori Construction for the third quarter of 2014 too, and of the reasonableness of the assumptions and estimates on which they are based, all in relation to a sample of projects selected by the CEO of Dori Construction and a representative of the members of the board of directors of Dori Construction, who was authorized for this purpose by the Dori Construction’s board of directors.

In light of the aforesaid, the Audit Committee and the Board of Directors of the Corporation instructed management to monitor the examination of the effectiveness of internal control over the financial reporting process at Dori Construction with respect to the preparation of its financial statements, to receive and to evaluate ongoing reports and updates from Dori Construction concerning the processes Dori Construction is undertaking and those it intends to undertake in order to remediate the aforementioned material weakness in internal control and to keep the Board of Directors advised.

Officers’ Declarations

A)                    Declaration of the President in accordance with Israeli Securities Regulation 38C(d)(1):

Officers’ Declaration

Declaration of the President

I, Aharon Soffer, declare that:

(1)              I have examined the quarterly report of Gazit-Globe Ltd. (the “Corporation”) for the third quarter of 2014 (the “Statements");

(2)              As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)              As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation's financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)              I have disclosed to the Corporation's auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation's financial reporting and disclosure:

(A)            All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation's ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and  -

(B)             Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)              I, alone or together with others in the Corporation:

(A)            Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and  -

(B)             Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)             I have presented in this report every event or matter that occurred during the period between the date of the last quarterly report and the date of this report, and which may have impact on the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure and their effect on the aforesaid internal control.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

November 24, 2014
Aharon Soffer, President

B)                    Declaration of the most senior officer in the finance area in accordance with Israeli Securities Regulation  38C(d)(2)  :

Officers’ Declaration

Declaration of the most senior officer in the finance area

I, Gil Kotler, declare that  :

(1)               I have examined the interim financial statements and other financial information included in the interim period statements of Gazit-Globe Ltd. (the "Corporation") for the third quarter of 2014 (the "Statements"  or the "Statements for the Interim Period");

  (2)                  As far as I am aware, the financial statements and the other financial information included in the Statements for the Interim Period do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)              As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period properly reflect, in all material respects, the Corporation's financial position, results of operations and cash flows as of the dates and for the periods to which the  Statements relate  ;

(4)              I have disclosed to the Corporation's auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation's financial reporting and disclosure:

(A)            All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the interim financial statements and the other financial information included in the Statements for the Interim Period, which could reasonably have an adverse impact on the Corporation's ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and-

(B)             Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)              I, alone or together with others in the Corporation:

(A)            Have determined controls and procedures, or have verified the determination and existence under our supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, to the extent it is relevant to the financial statements and to other financial information included in the Statements, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and   -

(B)             Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)             Every event or matter that occurred during the period between the date of the last quarterly report and the date of this report, which would be enough to have impact on my conclusion with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation, insofar as it relates to the financial statements and to the other financial information included in the Statements, have been brought to the attention of the management and the Board of directors and are included in the report..

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

November 24, 2014
Gil Kotler, Senior Executive Vice President and CFO

Leader in Shopping Centres in Central and Eastern Europe

Atrium European Real Estate Ltd

Interim Financial Report 30 September 2014

ATRIUM EUROPEAN REAL ESTATE LIMITED

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Statement of Financial Position

		30 September 2014		31 December 2013
		€’000	€’000	€’000	€’000
	Note	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Assets
Non-current assets
Standing investments	4	2,473,694		2,356,164
Developments and land	5	404,127		583,637
Other non-current assets		46,362		55,306
			2,924,183		2,995,107
Current assets
Cash and cash equivalents	6	260,274		305,577
Other current assets		39,682		43,522
Assets held for sale	7	6,007		—
			305,963		349,099

Total assets			3,230,146		3,344,206

Equity	8		2,251,965		2,267,289

Liabilities
Non-current liabilities
Long term borrowings	9	688,093		798,044
Derivatives	10	13,261		11,756
Other non-current liabilities		178,432		181,708
			879,786		991,508
Current liabilities
Short term borrowings	9	33,587		5,511
Other current liabilities		64,808		79,898
			98,395		85,409

Total equity and liabilities			3,230,146		3,344,206

The Group management report and the condensed consolidated interim financial statements were approved and authorised for issue by the Board of Directors during the course of their meeting on 11 November 2014 and were duly signed on the Board’s behalf by Rachel Lavine, Chief Executive Officer, and Chaim Katzman, Chairman.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Condensed Consolidated Income Statement

		Three months ended 30 September 2014		Nine months ended 30 September 2014		Three months ended 30 September 2013		Nine months ended 30 September 2013
(Unaudited)	Note	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Gross rental income		53,297		160,192		50,273		151,403
Service charge income		17,760		55,549		18,696		56,832
Net property expenses		(20,706)		(62,332)		(22,228)		(65,217)
Net rental income			50,351		153,409		46,741		143,018

Net result on disposals		(1,084)		(3,535)		(23)		44
Costs connected with developments		(1,703)		(3,822)		(1,690)		(3,854)
Revaluation of investment properties		(7,051)		(41,527)		1,764		9,277
Other depreciation, amortisation and impairments	11	(728)		(2,701)		(833)		(6,385)
Administrative expenses		(6,713)		(17,345)		(5,236)		(18,089)
Net operating profit			33,072		84,479		40,723		124,011

Net financial expenses	12	(5,435)		(21,382)		(6,128)		(27,707)
Profit before taxation			27,637		63,097		34,595		96,304

Taxation credit /(charge) for the period	13	(5,266)		(4,571)		(2,292)		(11,923)

Profit after taxation for the period			22,371		58,526		32,303		84,381

Attributable to:
Owners of the parent		22,385		58,561		32,318		84,424
Non-controlling interest		(14)		(35)		(15)		(43)
			22,371		58,526		32,303		84,381
Basic and diluted earnings per share in €cents attributable to shareholders			6.0		15.6		8.6		22.5

Condensed Consolidated Statement of Comprehensive Income

	Three months ended 30 September 2014		Nine months ended 30 September 2014		Three months ended 30 September 2013		Nine months ended 30 September 2013
(Unaudited)	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Profit for the period	22,371		58,526		32,303		84,381
Items that may subsequently be reclassified to the income statement:
Exchange differences arising on translation of foreign operations (net of deferred tax)	(3,686)		(7,810)		(5,248)		(5,154)
Movements in hedging reserves (net of deferred tax)	64		(1,218)		333		4,475
Total comprehensive income for the period		18,749		49,498		27,388		83,702

Attributable to:
Owners of the parent	18,763		49,533		27,403		83,745
Non-controlling interest	(14)		(35)		(15)		(43)
		18,749		49,498		27,388		83,702

ATRIUM EUROPEAN REAL ESTATE LIMITED

Condensed Consolidated Cash Flow Statement

	Nine months ended 30 September 2014	Nine months ended 30 September 2013
(Unaudited)	€’000	€’000
Net cash generated from operating activities	104,154	103,582
Cash flows generated from/(used in) investing activities	7,088	(209,257)
Cash flows generated from/(used in) financing activities	(155,627)	230,116
Net increase/(decrease) in cash and cash equivalents	(44,385)	124,441
Cash and cash equivalents at the beginning of the period	305,577	207,843
Effect of exchange rate fluctuations on cash held	(898)	(1,284)
Cash and cash equivalents classified as held for sale	(20)	—
Cash and cash equivalents at the end of the period	260,274	331,000

Consolidated Statement of Changes in Equity

		Stated capital	Other reserves	Hedging reserves	Retained earnings	Currency translation	Equity attributable to controlling shareholders	Non- controlling interest	Total equity
(Unaudited)	Note	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000

Balance as at 1 January 2014		2,760,335	4,346	(9,522)	(389,542)	(97,588)	2,268,029	(740)	2,267,289

Total comprehensive income		—	—	(1,218)	58,561	(7,810)	49,533	(35)	49,498

Share based payment		—	1,421	—	—	—	1,421	—	1,421
Issue of no par value shares		2,167	(882)	—	—	—	1,285	—	1,285
Dividends	8	(67,528)	—	—	—	—	(67,528)	—	(67,528)

Balance as at 30 September 2014		2,694,974	4,885	(10,740)	(330,981)	(105,398)	2,252,740	(775)	2,251,965

		Stated capital	Other reserves	Hedging reserves	Retained earnings	Currency translation	Equity attributable to controlling shareholders	Non- controlling interest	Total equity
(Unaudited)	Note	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000

Balance as at 1 January 2013		2,836,658	4,879	(14,441)	(457,158)	(85,505)	2,284,433	(3,061)	2,281,372

Total comprehensive income		—	—	4,475	84,424	(5,154)	83,745	(43)	83,702
Share based payment		—	395	—	—	—	395	—	395
Issue of no par value shares		947	(784)	—	—	—	163	—	163
Dividends	8	(56,131)	—	—	—	—	(56,131)	—	(56,131)
Acquisition of non-controlling interest		—	—	—	(8,320)	—	(8,320)	2,379	(5,941)

Balance as at 30 September 2013		2,781,474	4,490	(9,966)	(381,054)	(90,659)	2,304,285	(725)	2,303,560

ATRIUM EUROPEAN REAL ESTATE LIMITED

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

1.	Reporting entity

Atrium European Real Estate Limited is a company incorporated and domiciled in Jersey. Its registered office is 11-15 Seaton Place, St. Helier, Jersey, Channel Islands and its business address in Jersey is Lister House Chambers, 35 The Parade, St Helier, Jersey, Channel Islands.

The principal activity of Atrium and its subsidiaries (the “Group”) is the ownership, management and development of commercial real estate in the retail sector.

The Group primarily operates in Poland, the Czech Republic, Slovakia, Russia, Hungary and Romania.

2.	Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as endorsed by the EU.

The unaudited condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and should be read in conjunction with the consolidated annual financial statements of the Group as at and for the year ended 31 December 2013.

The annual consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU.

The financial statements are presented in thousands of Euros (“€’000”), rounded to the nearest thousand, unless stated otherwise.

Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2013.

Financial assets and liabilities

Other than as described in note 9, the Group believes that the carrying amounts of financial assets and liabilities which are carried at amortised cost in the financial statements are deemed not to be significantly different from their fair value. Loans to third parties with a book value of €8.0 million (31 December 2013: €8.0 million) were impaired to reflect the recoverable amounts.

ATRIUM EUROPEAN REAL ESTATE LIMITED

3.	Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated annual financial statements as at and for the year ended 31 December 2013 except for the new standards amendments and interpretations of existing standards effective as of 1 January 2014 and described below.

New standards, amendments to and interpretations of existing standards effective as of 1 January 2014

•	IAS 32 Financial Instruments: Presentation-Offsetting Financial Assets and Financial Liabilities (Amendments, December 2011). The amendments stipulate the specific conditions, which allow a net presentation of financial assets and liabilities. The amendments are applied retrospectively commencing from the financial statements for periods beginning on or after 1 January 2014. The amendment did not have an impact on the Group’s financial statements.

•	Amendments to IAS 36 – Recoverable Amount Disclosures for Non-Financial Assets. The amendments to IAS 36 reverse the unintended requirement in IFRS 13 Fair Value Measurement to disclose the recoverable amount of every cash-generating unit to which significant goodwill or intangible assets with indefinite useful lives have been allocated. Under the amendments, the recoverable amount only has to be disclosed when an impairment loss has been recognised or reversed. The amendments apply retrospectively for annual periods beginning on or after 1 January 2014. The amendment did not have any impact on the Group’s financial position and performance and only affected disclosures.

•	IFRIC 21 “Levies” stipulates that an entity should only recognise a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered on reaching a minimum threshold, the interpretation clarifies the fact that no liability should be anticipated before the specified minimum threshold is reached. The IFRIC does not apply to income taxes, fines, penalties or the acquisition of assets from governments. IFRIC 21 is effective with retrospective effect for annual periods beginning on or after 1 January 2014. The application of the interpretation did not result in a material impact on the Group’s financial statements.

New standards, amendments to and interpretations of existing standards that are not yet effective and have not been adopted by the Group prematurely

•	IFRS 9 Financial Instruments. In July 2014, the International Accounting Standards Board (IASB) completed the final element of its comprehensive response to the financial crisis with the publication of IFRS 9 Financial Instruments. The package of improvements introduced by IFRS 9 includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. The IASB has previously published versions of IFRS 9 that introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013). The July 2014 publication represents the final version of the Standard, replaces earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual periods beginning on or after 1 January 2018 but may be applied earlier subject to EU endorsement. The Group is currently assessing the impact of the new standard.

ATRIUM EUROPEAN REAL ESTATE LIMITED

•	On 25 September 2014, the International Accounting Standards Board (IASB) issued Annual Improvements to IFRSs –2012-2014 Cycle. The improvements contain five amendments to four standards. The effective date of the amendments is 1 January 2016 either prospectively or retrospectively. The EU has not yet endorsed these annual improvements. The Group believes that the application of the improvements will have no material impact on its financial statements.

•	On 12 December 2013, the International Accounting Standards Board (IASB) issued two cycles of Annual Improvements to IFRSs – Cycles 2010-2012 and 2011-2013 - that contain eleven amendments to nine standards. The amendments are effective as of 1 July 2014 either prospectively or retrospectively. The EU has not yet endorsed these annual improvements. The application of the amendments will not affect the Group’s financial statements. The amendments that might be relevant to the Group are summarised below:

•	Amendment to IFRS 2 Share Based Payments - This amendment clarifies the definition of ‘vesting conditions’ by defining ‘performance condition’ and ‘service condition’ separately.

•	Amendment to IFRS 3 Business Combinations - The objective of this amendment is to clarify certain aspects of accounting for contingent consideration in a business combination.

•	Amendment to IAS 40 Investment Property - The amendment clarifies the interrelationship of IFRS 3 Business Combinations and IAS 40 Investment Property when classifying property as investment property or owner-occupied property.

•	Amendment to IFRS 13 Fair Value Measurements - An amendment to the Basis for Conclusions stipulates that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial.

•	IFRS 15- Revenue from Contracts with Customers (issued in May 2014, not yet endorsed by the EU). In May 2014, the IASB and the FASB issued their joint revenue-recognising standard, IFRS 15 Revenue from Contracts with Customers. IFRS 15 sets out the requirements for recognising revenue and providing disclosures that apply to all contracts with customers, except for contracts that are within the scope of the standards of leases, insurance contracts and financial instruments. The standard replaces IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and a number of revenue-related interpretations. IFRS 15 is effective from 1 January 2017. The Group is currently assessing the impact of the new standard.

•	Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortisation (issued on 12 May 2014, not yet endorsed by the EU). IAS 16 and IAS 38 both establish the principle for the basis of depreciation and amortisation as being the expected pattern of consumption of the future economic benefits of an asset. The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption can, however, be rebutted in certain limited circumstances. The amendments are effective from 1 January 2016 and should be applied prospectively. The amendments are not expected to have an impact on the Group’s financial statements.

ATRIUM EUROPEAN REAL ESTATE LIMITED

•	Amendments to IFRS 11: Accounting for Acquisitions of Interests in Joint Operations (issued on 6 May 2014, not yet endorsed by the EU). The amendments published add new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions. The amendments are effective from 1 January 2016 and are to be applied prospectively. The amendments are not expected to have an impact on the Group’s financial statements.

•	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (issued on 11 September 2014, not yet endorsed by the EU). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011) in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognised when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The amendments will be effective prospectively to transactions occurring from annual periods commencing on or after 1 January 2016. The Group is currently assessing the impact of the amendments on future periods.

4.	Standing investments

The current portfolio of standing investments of the Group consists of 151 properties (31 December 2013: 153).

A roll forward of the total standing investments portfolio is provided in the table below:

	Nine months ended 30 September 2014	Year ended 31 December 2013
	€’000	€’000
Balance as at 1 January	2,356,164	2,185,336
Additions - new properties	—	146,012
Additions - technical improvements, extensions	16,705	30,811
Movements - financial leases	281	4,755
Transfers from developments and land	110,185	877
Currency translation differences	(593)	(18,660)
Revaluation of standing investments	(4,046)	14,712
Disposals	(5,002)	(7,679)
Balance as at the end of the period	2,473,694	2,356,164

On 20 March 2014, Atrium Felicity shopping centre in Lublin, Poland, was opened and transferred from developments and land to the standing investments portfolio.

In August 2014, by electing not to exercise purchase rights at expiry of finance leases, the Group returned two assets to their lessor.

ATRIUM EUROPEAN REAL ESTATE LIMITED

5.	Developments and land

A roll forward of the total developments and land portfolio is provided in the table below:

	Nine months ended 30 September 2014	Year ended 31 December 2013
	€’000	€’000
Balance as at 1 January	583,637	538,395
Additions - cost of land and construction	36,802	54,737
Additions- new properties	—	28,862
Movements - financial leases	(3,297)	2,910
Transfer to standing investments and assets held for sale	(115,329)	(877)
Disposals	(60,728)	(4,817)
Interest capitalised	530	799
Currency translation differences	(7)	(374)
Revaluation of developments and land	(37,481)	(35,998)
Balance as at the end of the period	404,127	583,637

In July 2013, the Group signed agreements with the general contractor for the second phase of the redevelopment of our Atrium Copernicus centre in Torun, Poland. Together with the first phase multi-level car park expansion, the total extension will add an additional 17,300 sqm of GLA and a further 640 parking spaces to the centre on completion. The total net incremental costs to complete the project are approximately €16.4 million.

In April 2014, we completed the sale of a wholly owned subsidiary which owned a land plot in Istanbul, Turkey, for a consideration of €47 million. The net loss resulting from the transaction amounted to €0.9 million.

The sale of a second wholly owned subsidiary which owned a land plot in Sofia, Bulgaria, was completed in May 2014, for a consideration of €12.1 million. The net loss resulting from the transaction amounted to €1.4 million.

In July 2014, we completed the sale of another wholly owned subsidiary which owned a land plot in Tbilisi, Georgia, for a consideration of €6.3 million. The net loss resulting from the transaction amounted to €0.2 million.

In September 2014, the Group commenced works on stage one of the redevelopment project of our Atrium Promenada centre in Warsaw, Poland. Stage one consists of two extensions, totalling 7,100 sqm of additional GLA, partial renovation of the existing centre, and the purchase of an adjacent land plot, to be used for the further extension of the centre. The total net incremental costs to complete stage one of the redevelopment project are approximately €38.6 million.

The main devaluations were in Turkey and stem from the recent domestic and external economic developments which had an adverse impact on risk perceptions in the country.

For information regarding land classified as held for sale, see note 7.

6.	Cash and cash equivalents

As at 30 September 2014, the Group held total cash and cash equivalents of €260.3 million (31 December 2013: €305.6 million). The Group held cash of €5.3 million (31 December 2013: €6.3 million) as security for guarantees and other restricted cash held in various banks on the Group’s behalf.

ATRIUM EUROPEAN REAL ESTATE LIMITED

7.	Assets held for sale

The major classes of assets of a subsidiary which are presented as held for sale at the end of the reporting period are as follows:

30 September 2014
€’000
Non-current assets
Developments and land	5,144
Other non-current assets	837

Current net assets	26

Net assets as at the end of the period	6,007

8.	Equity

As at 30 September 2014, the total number of ordinary shares issued was 375,354,863 (31 December 2013: 374,899,934 shares). During the nine-month period ended 30 September 2014, Atrium paid a dividend of €0.18 (9M 2013: €0.15) per ordinary share, which amounted to a total of €67.5 million (9M 2013: €56.1 million).

9.	Borrowings

	30 September 2014		31 December 2013
	Net book value	Fair value	Net book value	Fair value
	€’000	€’000	€’000	€’000
Bonds	460,899	487,496	499,066	506,083
Bank loans	260,781	262,108	304,489	305,253
Total	721,680	749,604	803,555	811,336

The fair values of loans and bonds were determined by an external appraiser using discounted cash flow models, zero-cost derivative strategies for fixing the future values of market variables and option pricing models of the Black-Scholes type.

Fair values have been determined with reference to market inputs, the most significant of which are:

•	Quoted EUR yield curve;

•	Quoted CZK yield curve;

•	Volatility of EUR swap rates;

•	Spot exchange rates CZK/EUR; and

•	Fair values of effected market transactions.

Fair value measurements used for Bonds and Loans are categorised within Level 2 of the fair value hierarchy as defined in IFRS 13.

During the reporting period, Atrium repurchased bonds issued in 2005 and due in 2015, with a nominal value of €39.4 million. The net loss resulting from the bond buybacks was €1.9 million.

ATRIUM EUROPEAN REAL ESTATE LIMITED

In June 2014, the Group completed early repayments of two bank loans in Slovakia, amounting to €28.0 million and €13.0 million respectively.

The borrowings are repayable as follows:

	30 September 2014 Net book value €’000	31 December 2013 Net book value €’000
Due within one year	33,587	5,511
In year two	100,364	75,544
In years three, four and five	136,773	270,290
After five years	450,956	452,210
Total	721,680	803,555

10.	Derivatives

The Group entered into two interest rate swap contracts (“IRSs”) during 2011 in connection with two bank loans secured over properties acquired at that time. These swaps replaced floating interest rates with fixed interest rates. The swaps are cash flow hedges which are designed to reduce the Group’s cash flow volatility from variable interest rates on the bank loans. The IRSs are measured at fair value using the discounted future cash flow method.

As at 30 September 2014, the IRSs were in a liability position and had a fair value of €13.3 million (31 December 2013: €11.8 million liability). The fair value measurements of the IRSs are derived from inputs other than quoted prices in active markets. The inputs used to determine the future cash flows are the 3 month Euribor forward curve and an appropriate discount rate. The inputs used are derived either directly (i.e. as prices) or indirectly (i.e. from prices). Therefore, these IRSs are classified as Level 2 fair value measurements under IFRS 13.

11.	Other depreciation, amortisation and impairments

	Nine months ended 30 September
	2014 €’000	2013 €’000
Other depreciation and amortisation	(1,911)	(1,438)
Impairments	(790)	(4,947)
Total	(2,701)	(6,385)

12.	Net financial expenses

	Nine months ended 30 September
	2014 €’000	2013 €’000
Interest income	914	2,224
Interest expense	(23,812)	(23,028)
Finance lease interest expense	(3,778)	(4,673)
Foreign currency differences	7,576	(429)
Impairment of financial instruments	(223)	(1,724)
Net loss from bond buy back	(1,883)	—
Other financial expense	(176)	(77)
Total	(21,382)	(27,707)

ATRIUM EUROPEAN REAL ESTATE LIMITED

13.	Taxation charge for the period

	Nine months ended 30 September
	2014 €’000	2013 €’000
Current period corporate income tax expense	(1,844)	(1,198)
Deferred tax credit /(charge)	(2,668)	(10,679)
Adjustments to prior periods	(59)	(46)
Total credit/(charge)	(4,571)	(11,923)

ATRIUM EUROPEAN REAL ESTATE LIMITED

14.	Segment reporting

Reportable segments

For the period ended 30 September 2014	Standing investment segment €’000	Development segment €’000	Reconciling items €’000	Total €’000
Gross rental income	160,192	—	—	160,192
Service charge income	55,549	—	—	55,549
Net property expenses	(62,332)	—	—	(62,332)

Net rental income	153,409	—	—	153,409

Net result on acquisitions and disposals	(1,003)	(2,532)	—	(3,535)
Costs connected with developments	—	(3,822)	—	(3,822)
Revaluation of investment properties	(4,046)	(37,481)	—	(41,527)
Other depreciation, amortisation and impairments	(2,397)	—	(304)	(2,701)
Administrative expenses	(8,452)	831	(9,724)	(17,345)
Net operating profit/(loss)	137,511	(43,004)	(10,028)	84,479

Net financial (expenses) income	(21,087)	5,070	(5,365)	(21,382)
Profit/(loss) before taxation for the period	116,424	(37,934)	(15,393)	63,097

Taxation credit/(charge) for the period	(1,694)	(2,072)	(805)	(4,571)
Profit/(loss) after taxation for the period	114,730	(40,006)	(16,198)	58,526

Investment properties	2,473,694	*409,271	—	2,882,965
Segment assets	2,533,051	436,252	260,843	3,230,146
Segment liabilities	706,938	60,195	211,048	978,181

*	Including €5,144 thousands classified as assets held for sale as at 30 September 2014

ATRIUM EUROPEAN REAL ESTATE LIMITED

For the period ended 30 September 2013	Standing investment segment €’000	Development segment €’000	Reconciling items €’000	Total €’000
Gross rental income	151,403	—	—	151,403
Service charge income	56,832	—	—	56,832
Net property expenses	(65,217)	—	—	(65,217)
Net rental income	143,018	—	—	143,018

Net result on acquisitions and disposals	44	—	—	44
Costs connected with developments	—	(3,854)	—	(3,854)
Revaluation of investment properties	13,947	(4,670)	—	9,277
Other depreciation, amortisation and impairments	(4,539)	(37)	(1,809)	(6,385)
Administrative expenses	(8,604)	(1,167)	(8,318)	(18,089)
Net operating profit/(loss)	143,866	(9,728)	(10,127)	124,011

Net financial (expenses) income	(29,716)	1,648	361	(27,707)
Profit/(loss) before taxation for the period	114,150	(8,080)	(9,766)	96,304

Taxation credit/(charge) for the period	(11,557)	(100)	(266)	(11,923)
Profit/(loss) after taxation for the period	102,593	(8,180)	(10,032)	84,381

Investment properties	2,368,618	603,923	—	2,972,541
Segment assets	2,445,534	655,551	313,072	3,414,157
Segment liabilities	851,876	91,205	167,516	1,110,597

ATRIUM EUROPEAN REAL ESTATE LIMITED

15.	Transactions with related parties

In March 2014, the Compensation and Nominating Committee determined employee annual bonus payments for 2013. Rachel Lavine, Chief Executive Officer, was awarded a total bonus of €655,000 (which includes a minimum guaranteed bonus of €375,000).

In August 2014, Rachel Lavine was entitled to 100,000 shares allotted to her in 2013 as part of her remuneration package. In accordance with the terms of her employment agreement, she received a reduced number of shares, being 63,600 ordinary shares, being the equivalent by value on a net tax basis, by way of a cashless issuance.

16.	Contingencies

With regard to the Austrian civil proceedings, there were no significant changes to the contingencies of the Group to those reported in note 2.41 of the Annual Financial Report 2013. Atrium is involved in certain claims submitted by holders of Austrian Depositary Receipts alleging losses derived from price fluctuations in 2007 and associated potential claims. As at 10 November 2014, the latest practicable date prior to authorisation of this report, the aggregate amount claimed in proceedings to which Atrium was then a party in this regard was approximately €14.6 million. The number of claims and amounts claimed are expected to fluctuate over time as proceedings develop, are dismissed, withdrawn or otherwise resolved.

The claims are at varying stages of development and are expected to be resolved over a number of years. While a provision has been recorded in respect of these proceedings, based on current knowledge and management assumptions and including the estimated associated expenses, the actual outcome of the claims and the timing of their resolution cannot be estimated reliably by the Company at this time. Atrium rejects the claims and is defending them vigorously.

There is continuing uncertainty in the various economies and jurisdictions in which the Group has its operations and assets, especially the Eurozone and the developing markets in which the Group invests. The significance of events relevant to the Group’s assets in Russia is a particular area of attention at present. These uncertainties relate not only to the general economic environment in such areas but also to changes or threatened changes in the legal, regulatory and fiscal framework. Any adverse developments could lead to significant changes in the value of the Group’s assets or in its liabilities during subsequent periods. Management is not presently able to assess, with accuracy, the extent of any such changes, if any.

17.	Additional information and subsequent events

•	Acquisition

In October 2014, Atrium announced that it had agreed terms to acquire Focus Mall in Bydgoszcz, Poland from Aviva Investors for €122 million. The acquisition is expected to complete in the fourth quarter of 2014.

In November 2014, the Group completed the acquisition of AFI Palác Pardubice shopping centre in Pardubice, the Czech Republic for an agreed asset value of €83.1 million.

•	Financing transactions

On 16 October 2014, Atrium issued a €350 million unsecured eight year Eurobond, carrying a 3.625% coupon. The bond is rated BBB- by both S&P and Fitch, in line with Atrium’s own corporate rating; it will mature in

ATRIUM EUROPEAN REAL ESTATE LIMITED

October 2022 and had an issue price of 99.788%. The proceeds of the issue will strengthen the Group’s liquidity and will be used for acquisitions, refinancing of the Group’s existing debt, other investment property activities and general corporate purposes.

In October 2014, Atrium obtained two revolving credit facilities, for a period of five years each, amounting to a total of €50 million.

In addition, during October 2014, S&P and Fitch reaffirmed Atrium’s corporate credit rating with a stable outlook.

•	Group executive management team change

In July 2014, Atrium announced that the Group Chief Executive Officer, Rachel Lavine, will assume the role of Executive Vice Chairman of the Board of Atrium as from 30 November 2014 and will remain a director of Atrium. She will be succeeded in the role of Chief Executive Officer of the Atrium Group by Josip Kardun, currently the Chief Operating Officer and Deputy Chief Executive Officer.

•	Dividend approval

In its meeting on 11 November 2014, the Company’s Board of Directors approved an increase in the annual dividend payment for 2015 to at least €0.27 per share, which will be paid in quarterly instalments commencing at the end of March 2015 (subject to any legal and regulatory requirements and restrictions of commercial viability).

•	Changes in the holdings of related parties

In October 2014, Gazit-Globe Ltd. (“Gazit-Globe”) purchased, through intermediate holding companies, 4,671,179 additional ordinary shares in Atrium. Consequently, Gazit-Globe holds 153,996,357 ordinary shares in Atrium, comprising 41.03% of the issued and outstanding shares, and voting rights in Atrium.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Independent Review Report to Atrium European Real Estate Limited

Introduction

We have been engaged by Atrium European Real Estate Limited (“Atrium”) to review the condensed consolidated set of financial statements in the interim financial report for the nine months ended 30 September 2014 which comprises the condensed consolidated statement of financial position as at 30 September 2014, the condensed consolidated income statement for the three month and nine month periods ending 30 September 2014, the condensed consolidated statement of comprehensive income for the three month and nine month periods ending 30 September 2014, the condensed consolidated cash flow statement and the consolidated statement of changes in equity for the nine months ended 30 September 2014, and the related explanatory notes.

We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated set of financial statements.

This report is made solely to Atrium in accordance with the terms of our engagement. Our review has been undertaken so that we might state to Atrium those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Atrium for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors.

As disclosed in note 2, the annual consolidated financial statements of Atrium are prepared in accordance with International Financial Reporting Standards as endorsed by the EU. The condensed consolidated set of financial statements included in this interim financial report has been prepared in accordance with IAS 34 “Interim Financial Reporting” as endorsed by the EU.

Our responsibility

Our responsibility is to express to Atrium a conclusion on the condensed consolidated set of financial statements in the interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the interim financial report for the nine months ended 30 September 2014 is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as endorsed by the EU.

Heather J MacCallum

for and on behalf of KPMG Channel Islands Limited

Chartered Accountants and Recognized Auditor

37 Esplanade

St Helier

Jersey

JE4 8WQ

11 November 2014

Notes:

•	The maintenance and integrity of the Atrium European Real Estate Limited website is the responsibility of the directors, the work carried out by KPMG Channel Islands Limited does not involve consideration of these matters and, accordingly, KPMG Channel Islands Limited accept no responsibility for any changes that may have occurred to the condensed consolidated set of financial statements or review report since the 11 November 2014. KPMG Channel Islands Limited has carried out no procedures of any nature subsequent to 11 November 2014 which in any way extends this date.

•	Legislation in Jersey governing the preparation and dissemination of condensed consolidated financial statements may differ from legislation in other jurisdictions. The directors shall remain responsible for establishing and controlling the process for doing so, and for ensuring that the condensed consolidated financial statements are complete and unaltered in any way.

ATRIUM EUROPEAN REAL ESTATE LIMITED

2. Directors, Group Executive Management, Professional Advisors and Principal Locations

Directors:		Registered office:
Chaim Katzman		11-15 Seaton Place
Rachel Lavine		St Helier
Joseph Azrack		Jersey
Noam Ben-Ozer		JE4 0QH
Peter Linneman		Business address:
Simon Radford		Lister House Chambers
Roger Orf		35 The Parade
Aharon Soffer		St Helier
Thomas Wernink		Jersey
Andrew Wignall		JE2 3QQ
Principal locations:
Group Executive Management:		Czech Republic
Rachel Lavine	CEO (until 30/11/2014)	Manhattan Real Estate Management s.r.o.
Josip Kardun	COO and Deputy CEO	U Libeňského pivovaru 63/2, CZ-180-00
	(CEO from 30/11/2014)	Prague
Soňa Hýbnerová	CFO	Hungary
Thomas Schoutens	CDO	Manhattan Real Estate Management Kft
Geraldine Copeland-Wright	GC	Bécsi út 154, HU-1032
Liad Barzilai	Head of Acquisitions	Budapest
Ljudmila Popova	Head of Business
	Development &	The Netherlands
	Investor Relations	Atrium European Management NV
Administrator and Registrar:		World Trade Center, C tower, Strawinskylaan 941,
Aztec Financial Services (Jersey) Limited		1077 XX Amsterdam
11-15 Seaton Place		Poland
St Helier		Atrium Poland Real Estate Management Sp. z o.o.
Jersey		Al. Jerozolimskie 148, PL-02–326
JE4 0QH		Warsaw

Independent Auditors:		Romania
KPMG Channel Islands Limited		Atrium Romania Real Estate Management SRL
Chartered Accountants		Auchan Mall Office, Et.1, Office 2
37 Esplanade		560A Iuliu Maniu Boulevard
St Helier		Bucharest
Jersey
JE4 8WQ		Russia
OOO Manhattan Real Estate Management
JAVAD Business Centre, The Triumph Palace
Media Relations Advisor:		Chapaevskiy pereulok, Building 3, RU-125057
FTI Consulting		Moscow

200 Aldersgate, Aldersgate Street
London, EC1A 4HD, UK

ATRIUM EUROPEAN REAL ESTATE LIMITED

How to contact us:
Website: www.aere.com
Analysts & Investors: ir@aere.com
Media: atrium@fticonsulting.com
General enquiries: atrium@aere.com

Cover photo: Atrium Dominikańska Shopping Centre in Wroclaw, Poland